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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                      Sensormatic Electronics Corporation
                           (Name of Subject Company)

                      Sensormatic Electronics Corporation
                       (Name of Person Filing Statement)

                               ----------------

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   817265101
                     (CUSIP Number of Class of Securities)

                               ----------------

                            Walter A. Engdahl, Esq.
            Corporate Vice President, General Counsel and Secretary
                      Sensormatic Electronics Corporation
                                951 Yamato Road
                         Boca Raton, Florida 33431-0700
                                 (561) 989-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
              Communications on Behalf of Person Filing Statement)

                               ----------------

                                With copies to:

           Victor I. Lewkow, Esq.                          Jerome M. LeWine, Esq.
      Cleary, Gottlieb, Steen & Hamilton                 Salans Hertzfeld Heilbronn
              One Liberty Plaza                               Christy & Viener
              New York, NY 10006                              620 Fifth Avenue
                (212) 225-2000                               New York, NY 10020
                                                               (212) 632-5500

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Introduction

   This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), relates to the offer by Tyco Acquisition Corp. XXIV (NV) ("Acquiror"), a Nevada corporation and a wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), to exchange each outstanding share of the common stock of the Company, par value $0.01 per share (the "Common Shares"), for a fraction of a share of common stock, par value $0.20 per share, of Tyco (the "Tyco Shares") upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 (the "Registration Statement") filed by Tyco with the Securities and Exchange Commission (the "SEC") on August 23, 2001 (the "Prospectus"), and in the related letter of transmittal and any supplement thereto (which, together with the Prospectus, as each may be amended or supplemented from time to time, constitute the "Offer").

   In the Offer, each tendered and accepted Common Share will be exchanged for a fraction of a Tyco common share having a value of $24.00 (the "Exchange Ratio") based on the average of the daily volume-weighted average of the per share selling prices of a Tyco Share on the New York Stock Exchange (as reported by Bloomberg Financial Markets) (the "Average Tyco Share Price") over the five consecutive trading days ending on the fourth trading day prior to and not including October 1, 2001, which is the initial date scheduled for expiration of Tyco's offer (the "Valuation Period"). If the Average Tyco Share Price is less than $46.25, Tyco may terminate the Merger Agreement (as defined below) unless the Company's Board of Directors (the "Board") agrees that the Exchange Ratio will be fixed at 0.5189 Tyco Shares for each Common Share, in which event the Company's common stockholders would receive a fraction of a Tyco share valued at less than $24.00 for each Common Share based on the Average Tyco share price during the Valuation Period. Tyco and Acquiror have filed a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), with the SEC on August 23, 2001 in connection with the Offer. This Schedule 14D-9 is being filed on behalf of the Company.

Item 1. Subject Company Information.

   (a) The name of the subject company is Sensormatic Electronics Corporation, a Delaware corporation, and the address of the principal executive offices of the Company is 951 Yamato Road, Boca Raton, Florida 33431-0700, Telephone:
(561) 989-7000.

   (b) The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company. As of August 22, 2001, there were 79,852,652 Common Shares outstanding. The Offer does not include the Company's Depositary Shares ("Depositary Shares"), each representing a one-tenth interest in a share of 6 1/2% Cumulative Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"). However, holders of the Preferred Shares wishing to participate in the Offer may convert each of their Depositary Shares into approximately 1.28 Common Shares and each of their Preferred Shares into approximately 12.8 Common Shares, based on the liquidation preference of $25 for each Depositary Share and $250 for each Preferred Share divided by the $19.52 conversion price, and tender such Common Shares pursuant to the Offer. For details regarding conversion of the Preferred Shares in connection with the Offer, see Item 8, "Additional Information-- Preferred Shares."

Item 2. Identity and Background of Filing Person.

   (a) The filing person is the subject company. The Company's name, business address and telephone number are set forth in Item 1 above.

   (b) This Schedule 14D-9 relates to the exchange offer disclosed in the Schedule TO of Tyco and Acquiror to exchange each outstanding Common Share for a fraction of a Tyco Share equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in the Offer. A copy of the Prospectus and the related letter of transmittal have been incorporated by reference as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii) hereto, respectively.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 3, 2001, between the Company and Acquiror, including a Guarantee of Tyco (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following the initial acceptance of tendered Common Shares in the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Company shall be merged (the "Merger") with and into Acquiror, and Acquiror shall continue as the surviving corporation (the "Surviving Corporation"). The Merger Agreement further provides that those Common Shares that are not exchanged in the Offer will be converted in the Merger into the right to receive a fraction of a Tyco Share at the same exchange ratio as exchanged in the Offer (the "Merger Consideration"). The Offer and the Merger are referred to herein collectively as the "Transaction."

   According to the Schedule TO, the address of the principal executive offices of Tyco are located at The Zurich Centre, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM 08, Bermuda and the principal executive offices of Acquiror are located at the principal executive offices of Tyco's principal U.S. subsidiary, Tyco International (US) Inc., One Tyco Park, Exeter, New Hampshire 03833.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Schedule 14f-1 (the "Information Statement"), which is attached as Annex B hereto and is incorporated herein by reference, or are described below. Except as described herein (including in the Exhibits hereto and in Annex B hereto) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Acquiror or Acquiror's executive officers, directors or affiliates.

   The Merger Agreement. A summary of terms and provisions of the Merger Agreement and the full text of the Merger Agreement are contained in the Prospectus, a copy of which is enclosed with this Schedule 14D-9, and such summary and the Merger Agreement are incorporated herein by reference. Stockholders are encouraged to read the full text of the Merger Agreement, included as Annex A to the Prospectus. The Merger Agreement is incorporated by reference as Exhibit (e)(1) hereto.

   Interests of Certain Persons in the Transaction. Certain members of the Board and management may be deemed to have certain interests in the Transaction that are in addition to their interest as stockholders of the Company generally. The Board was aware of these interests in connection with its consideration and approval of the Merger Agreement. In considering the recommendation of the Board with respect to the Transaction, stockholders should be aware of these interests, which may present actual or potential conflicts of interest.

   Agreements Relating to Change in Control. The Company is a party to agreements (the "Agreements") providing for certain protections and benefits for all executive officers in connection with a change in control of the Company. The Agreements, among other things, protect the value of stock options held by such persons, protect their retirement benefits, provide for severance compensation in the event of certain terminations of service and provide, in certain cases where the Company is acquired at a premium over the market price for the Common Shares, for a bonus based on such premium. The consummation of the Offer will constitute a change in control for purposes of the Agreements.

   Under the Agreements, upon the occurrence of a change in control, to the extent not already vested and exercisable, all stock options held by the executive officers become fully exercisable and shall remain exercisable for certain minimum periods following the executive officer's termination of employment, all restricted stock and similar awards held by the executive officers under a Company plan ("Award Shares") become fully vested, and certain related cash bonus awards under the Company's long term incentive plan become fully vested and payable. Upon an executive officer's request, the Company will lend to the executive officer, interest free, an amount equal to the aggregate exercise price for any stock options exercised by the executive officer and any related taxes incurred by the executive officer upon such exercise. In addition, the executive officers may require the Company to purchase (1) their stock options at the price-per-share paid for the Common Shares in the change in control, less the exercise price-per-share and (2) the Common Shares (or Tyco Shares received in the Offer or the Merger) held by them at the greater of (i) the price-per-share paid for the Common Shares in the change in control transaction or (ii) in the case of Common Shares previously acquired upon exercise of options or Award Shares, a price equal to the exercise price or other cost to the executive officers of such Common Shares or Award Shares (including related tax costs).

   Under the Agreements, the Company will pay to the executive officers a bonus based upon the percentage by which the change in control price exceeds the market price of the Common Shares during the 26-week period preceding the announcement of the proposed change in control. The amounts of such bonuses are directly related to, and increase in relation to increases in, the percentage of such premium. The consummation of the Offer will result in the payment of such bonuses, in the case of Mr. Loof, the Chief Executive Officer and a director, in an amount equal to 344% of his annual compensation (salary plus bonus, as described in his Agreement) and, in the case of other executive officers, in an amount ranging from 86% to 172% of the executive officer's annual compensation (salary plus bonus, as described in their Agreements), assuming that each Common Share is exchanged for a fraction of a Tyco share valued at $24.00.

   The Agreements also provide for certain benefits related to the executive officers' continued employment following the change in control. The Agreements provide for the protection of compensation and benefit levels, including continued participation in and vesting under retirement plans, during certain periods when a change in control is pending and for three years following a change in control. In addition, the Agreements provide for severance compensation in the form of continued salary and bonus payments in the event of certain terminations of service within the 3-year period following a change in control. The period for which severance will be paid varies from 6 months to 24 months, depending on the executive officer's position, whether the change in control is "approved" or "non-approved" (as defined in the Agreements) and whether the termination of employment was "voluntary" or "involuntary" (as defined in the Agreements). In the case of the Company's Chief Executive Officer, the severance payments may, in certain cases, be made for a 36-month period, and there is no distinction for purposes of the severance payments between an approved and a non-approved change in control. Also, in the case of a voluntary termination of service (other than for cause) following an approved change of control, the Chief Executive Officer would be required to provide consulting services to the Company during a portion of the period such officer receives severance compensation. An involuntary termination of employment includes a termination without cause by the Company or a termination by the executive officer following an event such as a material change in responsibilities, a reduction in compensation or certain relocations.

   The Agreements also provide, in the event of termination of service of the executive officer (other than for cause) following a "non-approved" change in control (or such a termination following any change in control in the case of the Chief Executive Officer), that the Company (1) will pay to such executive officer an amount equal to the non-vested portion of his accounts under the Company's employee retirement plans (other than the Supplemental Executive Retirement Plan (the "SERP")) and (2) will fund fully the benefits payable under the SERP (after giving effect to the change of control provisions in such plan in the case of a "non-approved" change in control) such that their ultimate payment is assured beyond a reasonable doubt, unless such funding would result in the executive officer's "constructive receipt" of such benefits and resulting taxable income to the executive officer, in which event the Company would be required to pay such benefit in a lump sum, discounted to present value. Following an involuntary termination, the non-competition provisions included in the SERP would have no force or effect as to the terminated executive officer.

   The consummation of the Offer will constitute an "approved" change in control for purposes of the Agreements. However, if certain events described in the Agreements occur, a majority of the Previous Members of the Board of Directors (as defined in the Agreements) acting in good faith may, within the 36-month period immediately following the change in control, determine that the change in control is a "non-approved" change in control. In that event, the executive officers would be entitled to the benefits arising under the Agreements with respect to a "non-approved" change in control.

   The Agreements and/or the employment agreements between seven of the executive officers (including the Chief Executive Officer) and the Company further provide that if any payment or distribution by the Company to the executive officer is determined to be subject to the excise tax imposed by
Section 4999 of the Internal Revenue Code, the executive officer is entitled to receive a payment on an after-tax basis equal to the excise tax imposed.

   Pursuant to the Agreements, the executive officers are generally obligated to continue to make their services available to the Company for six months following a change in control.

   The Company has also entered into agreements with Messrs. Assaf, Lineberger, Breidenbach, Buffett, Hartman, Munro and Ray, directors of the Company, providing for benefits relating to stock options, acquired option shares and Award Shares and protection of retirement and health insurance benefits, if any, similar to those afforded to the Company's executive officers under the Agreements. The agreements with Messrs. Assaf and Lineberger also provide for the payment of a bonus based on the premium over the market price of the Common Shares paid in the change in control transaction, which results in payment of an amount equal to $1,565,200 and $633,758, respectively, upon consummation of the Offer (assuming that each Common Share is exchanged for a fraction of a Tyco share valued at $24.00), and for the funding of benefits under the Salary Continuation Plan, a predecessor plan to the SERP, applicable to Messrs. Assaf and Lienberger, following any change in control. In addition, the Agreements with Messrs. Assaf and Lineberger provide that if any payment or distribution by the Company is determined to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, Messrs. Assaf and Lineberger are entitled to receive a payment on an after-tax basis equal to the excise tax imposed on such individual. At the time of their retirement as executive officers of the Company in 1996, Messrs. Assaf and Lineberger also entered into arrangements with the Company pursuant to which stock options previously granted to them remain exercisable for the respective original full terms of such options.

   The above is only a summary of the Agreements and the agreements and arrangements with directors, which should be read in their entirety for a more complete description of the terms and provisions of the Agreements. Copies of the Agreements have been filed as Exhibits (e)(4)(i) through (e)(4)(xxxix) hereto and are incorporated herein by reference.

   Retention Agreements. Tyco has offered to enter into a retention agreement with the Company's Chief Executive Officer and Tyco intends to offer to enter into retention agreements with some or all of the Company's other executive officers, which may supersede certain provisions of the change in control agreements described above. The retention agreements would provide for certain levels of salary, bonus and benefits consistent with Tyco's practice, in exchange for the executive officer's continued employment with the Company for a "retention period" of at least one year following the Merger and the executive's agreement to certain non-competition, non-solicitation and confidentiality covenants for a period of time following termination of employment. The amounts payable under the retention agreements would not materially exceed the amounts that would be payable under the comparable provisions of the change in control agreements that would be superseded. The terms of any such retention agreement will be determined by mutual agreement of Tyco and each of the affected executive officers following the date hereof.

   Stock Options and Restricted Stock. In accordance with the terms of the Merger Agreement, outstanding options to purchase Common Shares, to the extent not already vested and exercisable, become fully vested and exercisable immediately prior to the effectiveness of the Merger (the "Effective Time"). In addition, in accordance with the terms of the Company's long-term incentive plan, all outstanding restricted common shares become fully vested upon a change in control and cash bonus awards under the Company's long term incentive plan become fully vested.

   Employee Benefit Plans. Pursuant to the terms of the Merger Agreement, the Surviving Corporation will provide, until June 30, 2002, to each person employed by the Company or any of its subsidiaries as of the Effective Time, salary and employee benefits that are comparable in the aggregate to those provided to such employee immediately prior to the Effective Time. After June 30, 2002, the Surviving Corporation will provide such employees with employee benefits that are comparable in the aggregate to those provided to similarly situated employees of the subsidiaries of Tyco.

   SERP. The Company's executive officers generally participate in the Company's SERP, established in July 1998 and amended in August and October 2000, which provide participants with certain retirement benefits. Such benefits vest pursuant to a 10-year vesting schedule, 30% at the end of three years and 10% per year thereafter, and are subject to proportionate reduction for less than 10 years of benefit service. With respect to Mr. Loof, the benefits vest pursuant to a 5-year vesting schedule, 50% at the end of three years, 75% at the end of four years and 100% at the end of five years, with no reduction for less than ten years of benefits service. Upon a "non-approved" change in control of the Company, participants' retirement benefits under the SERP would become 100% vested and would not be subject to proportionate reduction based on years of benefit service.

   Indemnification. Pursuant to the Merger Agreement, the Articles of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification currently set forth in the Company's Restated Certificate of Incorporation and Bylaws (the "Charter Documents"). These provisions will not be amended or modified for a period of six years in any manner that would adversely affect such rights with respect to individuals who were directors, officers, employees or agents of the Company prior to the Merger, unless such modification is required by law, and then only to the minimum extent required by law. Nothing in the Merger Agreement limits any rights that any present or former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") may have under any agreement or under the Charter Documents, including rights dealing with indemnification, and such rights survive the Merger and are binding on the Surviving Corporation and all successors and assigns of the Surviving Corporation, in accordance with their respective terms.

   The Merger Agreement also provides that the Surviving Corporation will indemnify and hold harmless, to the fullest extent permitted under applicable law or the Surviving Corporation's Articles of Incorporation or Bylaws, individuals who as of the date of the Merger Agreement were Indemnified Parties against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation (x) arising out of or pertaining to the transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the extent provided in the Company's Charter Documents or any applicable contract, for six years. The Surviving Corporation has agreed to honor all obligations of the Company pursuant to existing indemnification agreements with the Company's directors and officers.

   Tyco has also agreed to provide, or to cause the Surviving Corporation to provide, for a period of not less than six years after the Effective Time, the Company's directors and officers with an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than the existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that Tyco will not be required to pay an annual premium for such insurance policy in excess of 200% of the annual premium currently paid by the Company to maintain its existing policies, but in such case would be required to purchase as much coverage as possible for such amount.

   Appointment to the Board. Under the terms of the Merger Agreement, upon acceptance for exchange of Common Shares pursuant to the Offer, Acquiror will be entitled to designate a number of directors to the Board (rounded up to the next whole number) that equals the product of (i) the total number of directors on the Board and (ii) the percentage that the number of Common Shares beneficially owned by Tyco and Acquiror bears to the total number of Common Shares outstanding. Acquiror's designees to the Board will be selected by Acquiror from the list of designees included in Annex B to this Schedule 14D-9. See "Board of Directors, Acquiror Designees and Executive Officers-- Acquiror Designees."

   Confidentiality Agreement. The following is a summary of the material terms of the Confidentiality Agreement between the parties dated as of July 5, 2001 (the "Confidentiality Agreement"), and this summary is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

   The Confidentiality Agreement contains customary provisions pursuant to which, among other things, Tyco agreed on behalf of itself and its affiliates, subject to some exceptions, to keep confidential certain non-public, confidential or proprietary information furnished to it by the Company or the Company's agents or representatives (including attorneys and financial advisors), and to use the confidential information solely in connection with evaluating a possible transaction with the Company. The Confidentiality Agreement also provides that for a period of two years from the date of the agreement, neither Tyco nor its affiliates will, without the prior written consent of the Company, directly or indirectly solicit for hire or hire any person currently employed by the Company, except under the conditions provided in the Confidentiality Agreement.

   In addition, the Confidentiality Agreement contains a standstill provision pursuant to which, among other things, for a period of two years from the date of the Confidentiality Agreement, neither Tyco nor any of its affiliates will in any manner (i) acquire, agree to acquire or make any proposal to acquire any securities or property of the Company without the prior express approval thereof by the Board, (ii) solicit proxies from stockholders of the Company or otherwise seek to influence or control the management policies of the Company or any of its affiliates or (iii) assist, advise or encourage any third party in doing any of these activities. These provisions will not be applicable in the event that an ongoing offer has been made to acquire 30% or more of the voting securities of the Company by a party other than Tyco or its affiliates, and Tyco has not in any manner advised, assisted or encouraged such third party in making its offer.

Item 4. The Solicitation or Recommendation.


   (a) Recommendation of the Board of Directors

   At a special meeting held on August 2, 2001, the Board determined, by the unanimous vote of all directors present, that the terms of the Offer and the Merger are advisable, fair to, and in the best interests of, the holders of Common Shares. At this meeting, the Board approved the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.

   The members of your Board unanimously recommend that holders of Common Shares accept the Offer and tender their Common Shares pursuant to the Offer.

   A letter to the Company's stockholders communicating the Board's recommendations and the press release announcing the Merger Agreement and related transactions are filed as Exhibits (a)(2)(i) and (a)(2)(iii) hereto, respectively, and are incorporated herein by reference.

   (b)(i) Background of the Offer; Contacts with Tyco

   In early 1999, representatives of Tyco and the Company had preliminary discussions regarding a possible business combination following which the companies entered into a confidentiality and standstill agreement and Tyco received information regarding the Company and its business. Subsequently, Tyco expressed no interest in pursuing further discussions regarding a possible transaction with the Company and thereafter there were no further discussions until the recent discussions described below commenced.

   In March 2001, a representative of Tyco's Fire and Security Services Group contacted representatives of the Company to inquire concerning the Company's interest in discussing a possible transaction with Tyco. Ronald G. Assaf, Chairman of the Board, met with a representative of Tyco's Fire and Security Services Group and discussed generally the Company's retail security business.

   In the first week of May, 2001, the parties met again to discuss a possible acquisition of the Company by Tyco. At that meeting, Mr. Assaf indicated that the Company believed its stock price was depressed at that time as a consequence of general economic conditions and that, therefore, any acquisition proposal that Tyco might make would have to offer a substantial premium over the then prevailing market price of the Company's stock.

   In the second week of May 2001, a representative of Tyco's Fire and Security Services Group contacted Mr. Assaf confirming Tyco's continued interest in possibly acquiring the Company. Mr. Assaf indicated that the Board would be unlikely to pursue an acquisition proposal with a value of less than $25.00 per Common Share.

   On June 21, 2001, a representative of Tyco's Fire and Security Services Group called Mr. Assaf to indicate that Tyco was prepared to pursue an acquisition transaction at a value of $21 per Common Share. Mr. Assaf responded that he believed that the Board was unlikely to proceed with discussions on that basis.

   On June 28, 2001, L. Dennis Kozlowski, Chairman of the Board, President and Chief Executive Officer of Tyco, contacted Mr. Assaf with a revised indication of interest in acquiring the Company for a value of between $23.00 and $25.00 per Common Share. Mr. Assaf responded that the Company would be prepared to consider a business combination transaction with Tyco for a value at the high end of this price range.

   On June 29, 2001, in a previously scheduled meeting of the Board, Mr. Assaf reported on Tyco's indication of interest and, following a discussion of Tyco's interest, the Board authorized Per-Olof Loof, the President and Chief Executive Officer of the Company, and the Company's management team to proceed with discussions with Tyco's management and with a due diligence process with a view to a possible acquisition of the Company by Tyco.

   Between June 29 and July 20, 2001, representatives of the parties had various conversations concerning Tyco's indication of interest. During these conversations the representatives of the Company consistently expressed the Company's position that any indication of interest from Tyco should reflect a value of $25.00 per Common Share.

   On July 5, 2001, the Company and Tyco entered into the Confidentiality Agreement in connection with Tyco's interest in exploring a transaction with the Company.

   On July 16, 2001, Tyco commenced business and legal due diligence of the Company, which continued through August 2, 2001.

   On July 23, 2001, Tyco submitted a written non-binding indication of interest, subject to confirmatory due diligence, approval by both boards of directors and execution of a mutually satisfactory definitive agreement, to acquire the Company through an exchange offer to be followed by a merger in which each Common Share would be exchanged for a fraction of a Tyco Share valued at $24.00, provided that if Tyco's per share selling price fell below a certain unspecified price, Tyco would be able to terminate the transaction.

   On July 24, 2001, in discussions between representatives of Tyco and representatives of the Company Tyco proposed that the previously unspecified Tyco stock price below which Tyco would be able to terminate the transaction would be $47.50, unless the Board then agreed to an exchange ratio of 0.5053 of a Tyco Share for each Common Share.

   On July 25, 2001, the Board held a telephonic meeting, in which Morgan Stanley, the Company's financial advisor ("Morgan Stanley"), Cleary, Gottlieb, Steen & Hamilton ("Cleary Gottlieb"), special outside counsel to the Company, and Salans Hertzfeld Heilbronn Christy & Viener ("Salans"), outside counsel to the Company, participated, to discuss Tyco's proposal. The Board authorized management to continue discussions with Tyco, to seek to increase the $24.00 proposed price, to reduce the proposed $47.50 floor price and to negotiate transaction documents. Mr. Loof also reported to the Board that he had been contacted on July 20, 2001 by the Chief Executive Officer of another publicly-traded company who expressed an interest in a possible business combination with the Company and that he was planning to meet with the third party's Chief Executive Officer later that day.

   Subsequently on July 25, 2001, representatives of the Company and Tyco agreed that they would present to their respective boards of directors a transaction, subject to the conditions set forth in Tyco's July 23 indication of interest, pursuant to which each Common Share would be exchanged for a fraction of a Tyco Share valued at $24.00, but that Tyco would be able to terminate the transaction if the selling price per Tyco Share was $46.25 or lower, unless the Board then agreed to an exchange ratio of 0.5189 of a Tyco Share for each Common Share.

   Later on July 25, 2001, Mr. Loof met with the Chief Executive Officer of the third party who expressed that party's interest in a possible business combination transaction with the Company, and they had subsequent telephone conversations between July 26 and July 28, 2001.

   On July 26, 2001, Tyco delivered an initial draft merger agreement to the Company.

   Beginning on July 27, 2001, legal representatives of the Company and Tyco held numerous discussions regarding the terms and conditions of the proposed merger agreement and various other legal and regulatory issues.

   Between July 27 and July 29, 2001, representatives of the Company conducted business and legal due diligence of Tyco.

   On July 28, 2001, a representative of the third party called Mr. Loof and indicated a price range at which the third party would be interested in acquiring the Company, the top of which was below Tyco's $24.00 proposed value.

   On July 30, 2001, the Board, with all directors present, met in Atlanta, Georgia to consider the proposed terms of the transaction. Representatives of Morgan Stanley discussed with the Board the financial terms of the proposed transaction and representatives of Cleary Gottlieb and of Salans made a presentation of the proposed transaction from a legal point of view, including the responsibilities of the Board in considering the proposed transaction. Also, Mr. Loof reported on the indication of interest received from the third party on July 28 and, after discussion of such indication of interest, the Board authorized Mr. Loof to continue discussions with Tyco and to inform the third party that, based on its indication of interest, the Company would not continue discussions.

   Between July 30 and August 2, 2001, representatives of Tyco and the Company and their respective advisors continued negotiations of the terms and conditions of the proposed merger agreement.

   On August 1, 2001, a representative of Tyco advised Mr. Loof that the Executive Committee of Tyco's Board of Directors had approved the acquisition of the Company in the form of a share for share exchange transaction in which the Company common stockholders would receive $24.00 in value for each of their Common Shares, which approval was subject to the conclusion of Tyco's due diligence and the negotiation of transaction terms consistent with the approval of the Tyco Executive Committee.

   On August 2, 2001, the Board, with all but one director present, met telephonically to discuss with its legal and financial advisors the terms and conditions of the Offer and the Merger set forth in the Merger Agreement. At this meeting, Morgan Stanley delivered its oral opinion, subsequently confirmed in writing, that the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. At this meeting, representatives of Cleary Gottlieb and of Salans updated the Board on the terms and structure of the Transaction. The directors present at the meeting unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

   Early in the morning on August 3, 2001, the Company and Tyco executed the Merger Agreement and issued a joint press release announcing the Transaction.

   (b)(ii) Reasons for the Recommendation by the Board of Directors

   In reaching its conclusions and recommendation described above, the Board considered the following factors:

   1. Company Operating and Financial Condition and Strategic
Opportunities. The Board considered the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis, as well as current industry, economic and market conditions. The Board also considered the possible strategic growth opportunities that might be available to the Company on a stand-alone basis as well as the risks and uncertainties associated with such opportunities and the possible constraints on the ability to take advantage of such opportunities in the near-term because of the Company's size and capitalization as a stand-alone company.

   2. Transaction Financial Terms/Premium to Market Price. The Transaction offers common stockholders a value for each Common Share of $24.00 in Tyco Shares based on the Average Tyco Share Price over the Valuation Period (as each is defined under "Introduction" above), unless the Board agrees to a lower value in the circumstances described below. Accordingly, the Offer represents a premium of more than 60% over the $14.94 closing price of the Common Shares on the New York Stock Exchange on August 2, 2001 (the last trading day prior to the public announcement of the Merger Agreement), a premium of more than 51% over the average closing price for the 30-day trading period ending on July 27, 2001 (the last full trading day before Morgan Stanley made its financial presentation at the July 30, 2001 meeting of the Board), a premium of more than 54% over the average closing price for the 90-day trading period ending on July 27, 2001, a premium of more than 38% over the average closing price for the one year period ending July 27, 2001, and a premium of more than 6% over the closing price of $22.58 on March 6, 2001, which was the highest closing price during the 52-week period ending July 27, 2001.

   The Board also considered the fact that if the Average Tyco Share Price is below $46.25, Tyco may still elect to provide a value of $24.00 in Tyco Shares (based on the Average Tyco Share Price), or Tyco may give the Company notice of termination of the Merger Agreement. If Tyco gives such a notice, the Merger Agreement will terminate unless, within one day of receipt of such notice, the Board decides in its discretion to accept an exchange ratio of 0.5189 Tyco Shares for each Common Share, which would result in Company common stockholders receiving Tyco Shares with a value per Common Share of less than $24.00 based on the Average Tyco Share Price during the Valuation Period.

   The Board also noted that the market value of the Tyco Shares to be received in the Offer could decrease or increase between the time when the Exchange Ratio is fixed (the fourth trading day prior to the initially-scheduled expiration date of the Offer) and the time the Company common stockholders actually receive their Tyco Shares. Such delay might be substantial if the Offer is extended beyond the initially-scheduled expiration date by reason of conditions that have not yet been satisfied or, in the case of common stockholders who do not tender their Common Shares in the Offer, if the Merger does not occur immediately after the Offer is consummated. Such delay could result in the Company's common stockholders receiving Tyco Shares having a lower market value or a higher market value at the time of receipt than their value during the Valuation Period. The market value of Tyco Shares fluctuates for many reasons, including changes in the business, operations or prospects of Tyco, regulatory considerations and general market or economic conditions.

   The Board also took into account the fact that because the Exchange Ratio is calculated based on a fixed price of $24.00, the Company's common stockholders will not share in any appreciation in the market value of the Tyco Shares prior to the Valuation Period.

   3. Morgan Stanley's Fairness Opinion. The Board considered the financial presentations to the Board in connection with the Board's consideration of the Transaction by Morgan Stanley, including the opinion of Morgan Stanley delivered to the Board to the effect that, as of the date of such opinion and based upon and subject to the matters described therein, the consideration to be received by the holders of Common Shares pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Morgan Stanley's opinion did not address the fairness of the consideration to be received in the Transaction if the Average Tyco Share Price is below $46.25, Tyco gives a notice of termination and, to avoid such termination, the Board determines to accept the fixed exchange ratio of 0.5189 Tyco Shares for each Common Share. In the event of such an occurrence, the Board may seek further advice, from a financial point of view, regarding the changed consideration value. In considering Morgan Stanley's fairness opinion, the Board took into account the fact that the Company agreed to pay Morgan Stanley a fee for its services most of which is contingent upon the successful completion of the Offer. Morgan Stanley's opinion is addressed to the Board and is not a recommendation to the Company's common stockholders whether to tender their shares pursuant to the Offer.

   The full text of Morgan Stanley's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley, is attached to this Schedule as Annex A and is incorporated herein by reference. Holders of Common Shares are urged to read such opinion carefully in its entirety.

   4. Tyco's Condition and Prospects. The Board considered the current and historical financial condition and results of operations of Tyco, as well as its prospects as reflected in industry analysts' estimates and other publicly-available information. The Board also considered the results of legal and financial due diligence on Tyco performed by senior management and the Company's advisors.

   The Board considered that Tyco is a diversified conglomerate which is engaged in five different industry segments worldwide compared with only the electronic security industry in which the Company operates, which would provide the Company's stockholders with greater diversity in their investment, but that as a result, the Company's common stockholders will not receive the full benefit of any future growth in the value of the Company.

   5. Synergies. The Board believes that, following the Transaction, additional cash flow and other short-term and long-term synergies can be generated by cost savings and incremental revenues as well as by synergistic opportunities in the areas of sales, service, administration, manufacturing and distribution. The Board also considered the risks associated with integrating the Company's existing operations with those of Tyco, including the potential loss of key personnel of the Company and difficulty in integrating corporate, accounting, financial reporting and management information systems of the Company with those of Tyco.

   6. Scale. The Company will become part of a diversified company which is significantly larger than the Company on a stand-alone basis. As competition intensifies within the electronic security and safety industry, the Board believes that scale will be one parameter that will contribute to overall business success. A combination with Tyco will provide the Company with access to significantly greater financial and operations resources than the Company would have on a stand-alone basis, thereby enabling the Company to better fund its research and product development programs and potential acquisitions.

   7. Tyco's Experience with Prior Acquisitions. The Board considered Tyco's experience and high rate of success in structuring and closing transactions similar to the Transaction and in integrating previously acquired businesses and realizing the strategic value of those combinations, which should benefit the Company's common stockholders who retain Tyco Shares after the Transaction. As Tyco shareholders, current Company common stockholders will be able to participate in the growth of the businesses conducted by both Tyco and the Company and to benefit from the potential appreciation in the value of Tyco Shares.

   8. Timing to Completion. The Board considered the fact that the Merger Agreement provides for a first-step exchange offer for all outstanding Common Shares thereby enabling common stockholders who tender their Common Shares to receive their stock consideration promptly following acceptance by Acquiror of their Common Shares. The Board also took into account that common stockholders who do not tender their Common Shares will receive Tyco Shares at the same Exchange Ratio in the subsequent Merger, which could occur in approximately 30 days following the initial acceptance of Common Shares in the Offer if at least 90% of the outstanding Common Shares are acquired by Tyco in the Offer (see "Item 8. Additional Information--Preferred Shares").

   9. Limited Conditions to Consummation. The Board considered that Tyco's obligation to consummate the Offer is subject only to a limited number of customary conditions (as set forth in the Prospectus under "The Offer-- Conditions of the Offer"). In particular, the Offer is subject to the condition that at least a majority of the Common Shares outstanding on a fully diluted basis are validly tendered in the Offer. This condition is not waivable by Tyco without the Company's consent and, therefore, the Offer may not be consummated unless the holders of a majority of the Common shares approve it through the tender of their Common Shares. Another condition of the Offer is that the Company not suffer a "material adverse effect," but the Merger Agreement provides that events and circumstances (i) affecting (A) the security or safety industries generally, (B) the United States securities markets generally or (C) economic, regulatory or political conditions generally or (ii) arising from or relating to the Merger Agreement, the transactions contemplated thereby or the announcement thereof, do not constitute a material adverse effect. The Board also considered the relative likelihood and probable timing of obtaining required regulatory approvals for the Transaction.

   The Board also considered the fact that if a majority of the Common Shares are acquired in the Offer, the only conditions to the Merger are the absence of any order of a governmental authority prohibiting the Merger or any law making the Merger illegal and the redemption or conversion of all the Preferred Shares, which the Company is obligated to cause (see "Item 8. Additional Information--Preferred Shares").

   10. Tax Treatment. The Board noted the expected qualification of the Transaction as a reorganization for U.S. federal income tax purposes, which will permit the Company's common stockholders to receive Tyco Shares in the Offer and the Merger in a tax-free exchange. A more complete description of the expected tax consequences of the Transaction is contained in the Prospectus (under the heading "The Offer--Material U.S. Federal Income Tax and Bermuda Tax Consequences") and you are urged to read that description in its entirety.

   11. Alternative Transactions. The Board considered the fact that the Company had not contacted other companies to investigate whether they might be interested in acquiring the Company, but the Board believed that no other company would likely be interested in pursuing an acquisition transaction with the Company at this time that could provide a premium similar to that which is offered in the Transaction or the other advantages inherent in the Transaction. The Board noted that the one company that had contacted it indicated that it would be interested in an acquisition at a price below $24.00 per share.

   In addition, the Board considered the fact that the terms of the Merger Agreement should not unduly discourage any third parties from making bona fide alternative acquisition proposals and, if any such proposal were made, the Board has the right to provide information to and engage in negotiations with any other third party if it determines in good faith, after consulting its financial advisor, that if such transaction were to be consummated it would reasonably be expected to be more favorable from a financial point of view to the Company's common stockholders than the Transaction and determines, after consultation with its legal counsel, that it is reasonably likely to be required to do so in order to discharge properly its fiduciary duties. In this regard, the Board also considered the fact that it would have the right to terminate the Merger Agreement to accept a superior acquisition proposal from a third party if it determines to enter into a definitive agreement with respect to such superior acquisition proposal and that, after consultation with its financial advisor, any revised offer from Acquiror is not at least as favorable to the Company and its stockholders as the superior acquisition proposal. The Board also considered that prior to a termination by the Company to accept a superior acquisition proposal, the Company would have to pay a $70 million termination fee and reimburse up to $5 million of Tyco's and Acquiror's expenses. The Board believed that, based on information provided by the Company's financial and legal advisors, such amounts were within the customary range and did not believe that this potential obligation would be a significant deterrent to a possible higher offer by a third party interested in acquiring the Company.

   12. Merger Agreement Terms. The Board concluded that, based on presentations by the Company's legal and financial advisors, the other terms, conditions, covenants and representations contained in the Merger Agreement are generally customary for transactions such as the Offer and the Merger.

   The foregoing discussion of the information and factors that the Board considered is not intended to be exhaustive. The Board did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its determinations and recommendations as being based on the totality of the information presented to and considered by the Board. In addition, individual members of the Board may have given different weights to different factors.

   (c) Intent to Tender. After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Acquiror all Common Shares, held of record or beneficially owned by such person, as of the expiration date of the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   The Company has retained Morgan Stanley as its financial advisor in connection with the Transaction. Pursuant to the terms of Morgan Stanley's engagement, the Company has agreed to pay Morgan Stanley a fee for its services of up to approximately $14 million, most of which is contingent and would become payable upon the consummation of the Offer. The Company also has agreed to reimburse Morgan Stanley for reasonable expenses as incurred, including the reasonable fees of legal counsel retained by Morgan Stanley, and to indemnify Morgan Stanley and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Morgan Stanley's engagement. Morgan Stanley and its affiliates have in the past provided services to the Company and Tyco unrelated to the Transaction, and Morgan Stanley has received compensation for such services. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions in the securities or senior loans of the Company and Tyco and their affiliates for their own account or for the account of their customers.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

   No transactions in Common Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, subsidiary or affiliate of the Company, except for the sale by Thomas V. Buffett, a member of the Board, on August 8, 2001, of 37,500 Common Shares at a price of $23.2015 per Common Share on the New York Stock Exchange.

Item 7. Purposes of the Transaction and Plans or Proposals.

   1. Except as set forth above or in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to: (1) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (4) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company.

   2. Except as described in Item 3 or 4(a) or (b) above (the provisions of which are hereby incorporated by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in the occurrence of one or more of the events referred to in Item 7(1) above.

Item 8. Additional Information.

   1. Tyco's Designation of Persons to be Elected to the Board.

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Acquiror, after acquiring any of the Common Shares pursuant to the Offer, of certain persons to be appointed to the Board without a meeting of the Company's stockholders, as provided in the Merger Agreement.

   2. Preferred Shares.

   In connection with the Offer, the Company and Acquiror are delivering to the holders of Preferred Shares a special Notice of Conversion and Letter of Transmittal to enable them to convert their Preferred Shares into

Common Shares as of immediately prior to the initial acceptance of Common Shares in the Offer or during any subsequent offering period, and to tender such Common Shares issuable upon conversion in a single step. Preferred Shares that are delivered for conversion and tender pursuant to the Notice of Conversion and Letter of Transmittal prior to the initial acceptance of Common Shares in the Offer will not be converted unless and until Common Shares are accepted in the Offer. Preferred Shares that are delivered for conversion and tender pursuant to this procedure during any subsequent offering period will be converted and tendered immediately upon such delivery.

   Pursuant to the Certificate of Designations, the next dividend to be paid on the Preferred Shares (the "Dividend") is payable on October 1, 2001, and the record date for entitlement to this Dividend is September 21, 2001. The Dividend will be paid prior to the conversion of any Preferred Shares through the procedure referred to above, such that holders of Preferred Shares as of the record date who convert their Preferred Shares and tender the Common Shares underlying such Preferred Shares in the Offer pursuant to this procedure will be entitled to receive the Dividend whether or not such conversion is effected and will be paid the Dividend prior to such conversion if it is effected.

   The Merger Agreement provides that within one business day following the initial acceptance of Common Shares by the Acquiror in the Offer, the Company will mail a notice of redemption to holders of all outstanding Preferred Shares. This notice will provide for such redemption to occur on the thirtieth day following the date of such notice so that no Preferred Shares will be outstanding at the time of the Merger.

   3. Senior Notes of the Company. The Company has outstanding $135 million principal amount of 8.21% Senior Notes due January 30, 2003 (the "8.21% Notes") and $230 million principal amount of 7.74% Senior Notes due March 29, 2006 (the "7.74% Notes," and together with the 8.21% Notes, the "Notes"). On August 31, 2001, the Company mailed notices (the "Notices") to holders of the Notes stating that the signing of the Merger Agreement is a "Change of Control Event" as defined in the applicable Note Agreement. Pursuant to the Notices the Company is making an offer to prepay the Notes upon consummation of the Offer at 100% of the principal amount plus accrued interest to the date of prepayment plus 50% of the "make-whole amount," (as defined in the applicable Note Agreement) according to the provisions of the respective Note Agreement and contingent on consummation of the Offer.

   The Merger Agreement provides that following the initial acceptance of Common Shares for exchange in the Offer, Acquiror shall cause to be provided to the Company funds to prepay the Notes (i) presented for prepayment pursuant to the Notices or (ii) as may otherwise be required in connection with the Transaction.

   With respect to the 7.74% Notes, in the unlikely event that ten days expire after more than 50% of the Common Shares are tendered in the Offer, without withdrawals reducing such percentage to 50% or less, the date of prepayment for holders who accepted the Offer would be the expiration of such ten day period. The Merger Agreement permits the Board to recommend, and the Company to advise its stockholders, to delay tender of their Common Shares into, or temporarily withdraw tendered Common Shares from, the Offer in order to avoid a date of prepayment prior to the consummation of the Offer.

   The Company also has outstanding a credit agreement, dated as of December 9, 1999, among the Company, certain borrowing subsidiaries, the Bank of America, N.A. and certain other financial institutions (the "Credit Agreement"). In accordance with the terms of this Credit Agreement, in connection with the signing of the Merger Agreement, the Company provided to the administrative agent a notice that the Company may be required to prepay the Notes as described above. If the Company prepays the Notes, the Credit Agreement requires that the Company prepay the principal amount of these loans, to terminate the commitment of each lender in the credit facility and to cash collateralize outstanding letters of credit, if any.

   In the event that all of the holders of the 8.21% Notes do not accept the Company's offer of prepayment, depending on the number of Preferred Shares that are not converted into Common Shares pursuant to the Preferred Shares' existing conversion rights, the Company may be required to redeem the 8.21% Notes prior to redeeming the Preferred Shares. On such redemption, the holders of the Notes would be entitled to 100% of the principal amount plus accrued interest to the date of prepayment plus 100% of the "make-whole amount."

   4. Delaware Law.

   The Company is incorporated under the laws of the State of Delaware.

   Delaware Anti-Takeover Statute. In general, Section 203 ("Section 203") of the Delaware General Corporation Law (the "DGCL") prevents an "interested party" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested shareholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that date. The Board has approved the Merger Agreement and the transactions contemplated thereby. Accordingly, Section 203 is inapplicable to the Offer and the Merger. The Board also resolved that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby not be subject to Article Eleventh of the Company's Restated Certificate of Incorporation, which would otherwise require a supermajority approval of the Merger by the Company's common stockholders.

   Short-Form Merger. Under Section 253 of the DGCL, if Acquiror acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Common Shares, Acquiror will be able to effect the Merger after consummation of the Offer and conversion or redemption of all outstanding Preferred Shares, without a vote of the Company's stockholders ("Short-form Merger"). The conversion or redemption of all the Preferred Shares may delay consummation of the Merger for up to 30 days following the initial acceptance of Common Shares in the Offer even if Acquiror has acquired more than 90% of the outstanding Common Shares. See also the description of the Short-Form Merger in the Prospectus (under the heading "The Offer--Purpose of the Offer; The Merger; Appraisal Rights").

   However, if Acquiror does not acquire at least 90% of the Common Shares pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company's common stockholders will be required to adopt and approve the Merger Agreement. In that event, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies. Among other things, the Company will be required to prepare and distribute a proxy statement or information statement and, as a consequence, a longer period of time will likely be required to effect the Merger.

   Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if (i) the Short-form Merger procedures are used or (ii) at the time of the Merger the Common Shares are no longer listed on the New York Stock Exchange and are not held of record by at least 2,000 holders, persons who are holders of Common Shares at the Effective Time will have certain rights under
Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle a holder to a judicial determination of the "fair value" of the Common Shares at the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), to be paid in cash, in lieu of the consideration paid in the Merger. The value so determined could be more or less than the value paid in the Merger.

   5. Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and the applicable waiting period has expired or been terminated. The acquisition of Common Shares pursuant to the Offer is subject to these requirements.

   Tyco and the Company each filed on August 17, 2001 with the FTC and the Antitrust Division Notifications and Report Forms with respect to the Offer and the Merger. Under the provisions of the HSR Act applicable to the Offer, the purchase of Common Shares pursuant to the Offer may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Tyco. Accordingly the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on September 17, 2001, unless the

Antitrust Division or the FTC request additional information or documentary material or terminate the waiting period before such time. If, within such 30-calendar day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from Tyco, the waiting period would be extended for an additional 30 calendar days following substantial compliance by Tyco with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with Tyco's consent. Any such extension of the waiting period will not give rise to any rights of Tyco or the Company to withdraw from the Merger Agreement not otherwise provided for by applicable law, except if such extension of the waiting period is beyond March 3, 2002 (after which date the parties are entitled to terminate the Merger Agreement if the Offer is not by then consummated (other than if the non-consummation is the result of a breach of the Merger Agreement by the terminating party)).

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Common Shares by Acquiror pursuant to the Offer. At any time before or after the purchase by Acquiror of Common Shares pursuant to the Offer, either of the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Common Shares pursuant to the Offer or seeking the divestiture of Common Shares purchased by Acquiror or the divestiture of substantial assets of Tyco, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

   In addition, the Merger is subject to the pre-merger filing requirements of the European Union. On August 20, 2001, Tyco submitted a draft notification of the Offer and the Merger to the European Commission (the "Commission"). Tyco has informed the Company that it expects to file a formal notification on Form CO with the Commission as promptly as practicable. On receipt of a complete notification, the Commission will have approximately one calendar month in which to assess whether the proposed Merger will create or strengthen a dominant position as a result of which competition would be impeded in the European common market or in a substantial part of it. At the end of the initial one month review period, the Commission generally must either clear the proposed Merger or, where it has "serious doubts" as to the compatibility of the proposed Merger with the European common market, open an in-depth second phase investigation, which may last for a further four months. The initial one month review period may be extended to six weeks if the notifying party offers commitments designed to address any competition concerns identified by the Commission, or if a member state of the European Union requests the transaction be referred for investigation by its own domestic competition authority in circumstances where the transaction impacts on a distinct national market. During the review process, conditions may be imposed on, or commitments required to be given by, the notifying party. Other than in exceptional circumstances, the proposed Merger may not be implemented until the Commission has issued a clearance decision.

   The Offer and the Merger are also subject to notification to the Commissioner of Competition under the pre-merger notification requirements of the Competition Act (Canada). The Offer cannot be consummated and the Merger cannot be completed until the Company and Tyco have either filed a notification and the applicable waiting periods have expired or the Commissioner of Competition has issued an advance ruling certificate or "ARC." Where the Commissioner has issued an ARC, the parties are exempted from the obligation to file a notification. The parties anticipate that they will file a short-form notification which ordinarily allows a transaction to be completed on the fifteenth day after the Commissioner of Competition has received the notification, although the Commissioner may still challenge a transaction at any time up to three years after its completion.

   The Offer and the Merger may also be subject to pre-merger notification requirements in certain other non-U.S. jurisdictions, including Brazil and Hungary. The parties may make other regulatory filings.

   Although the Company believes that Acquiror's acquisition of Common Shares pursuant to the Offer would not violate antitrust or competition laws, there can be no assurance that a challenge to the Offer on antitrust or competition grounds will not be made or, if such challenge is made, what the outcome will be.

Item 9. Exhibits

 Exhibit (a)(1)(i)   Prospectus, dated August 23, 2001 (incorporated by
                     reference to the prospectus included in the Registration
                     Statement on Form S-4 of Tyco International Ltd. filed on
                     August 23, 2001 (the "Tyco S-4")).*
 Exhibit (a)(1)(ii)  Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Tyco S-4).
 Exhibit (a)(1)(iii) Form of Notice of Conversion and Letter of Transmittal for
                     conversion and tender of 6 1/2% Convertible Preferred
                     Stock of Sensormatic Electronics Corporation.*
 Exhibit (a)(1)(iv)  Form of Notice of Guaranteed Delivery for holders of 6
                     1/2% Convertible Preferred Stock.*
 Exhibit (a)(1)(v)   Form of Letter to Brokers, Dealers, Commercial Banks,
                     Trust Companies and other Nominees for holders of 6 1/2%
                     Convertible Preferred Stock.*
 Exhibit (a)(1)(vi)  Form of Letter from Brokers, Dealers, Commercial Banks,
                     Trust Companies and other Nominees to Clients with respect to 6 1/2% Convertible Preferred Stock.*
 Exhibit (a)(2)(i)   President's Letter to Stockholders of the Company, dated
                     August 23, 2001.*
 Exhibit (a)(2)(ii)  Opinion of Morgan Stanley & Co. Incorporated, dated August
                     3, 2001 (included as Annex A hereto).*
 Exhibit (a)(2)(iii) Joint Press Release of Tyco International Ltd. and
                     Sensormatic Electronics Corporation, issued on August 3,
                     2001 (Incorporated by reference to Sensormatic Electronics
                     Corporation's filing pursuant to Rule 425 of the
                     Securities Act of 1933, dated August 3, 2001).
 Exhibit (e)(1)      Agreement and Plan of Merger, dated as of August 3, 2001,
                     between Tyco Acquisition Corp. XXIV (NV) and Sensormatic
                     Electronics Corporation, including a Guarantee of Tyco
                     International Ltd. (Incorporated by reference to Exhibit
                     2.1 to Sensormatic Electronics Corporation's Form 8-K
                     (file number No. 001-10739) filed on August 6, 2001).
 Exhibit (e)(2)      Confidentiality Agreement, dated as of July 5, 2001,
                     between Sensormatic Electronics Corporation and Tyco
                     International Ltd.
 Exhibit (e)(3)      The Information Statement of the Company, dated August 23,
                     2001 (included as Annex B to this Schedule 14D-9).*
 Exhibit (e)(4)(i)   Agreement, dated as of November 20, 2000, between
                     Sensormatic Electronics Corporation and William Bufe.
 Exhibit (e)(4)(ii)  Agreement, dated as of July 1, 2000, between Sensormatic
                     Electronics Corporation and Theodore K. Bullock.
 Exhibit (e)(4)(iii) Employment Agreement, dated as of November 15, 1999, between Sensormatic Electronics Corporation and Stephan G.
                     Cannellos, Senior Vice President ACD & RFID of Sensormatic
                     Electronics Corporation.
 Exhibit (e)(4)(iv)  Agreement, dated as of September 1, 1998, between
                     Sensormatic Electronics Corporation and Stephan G.
                     Cannellos.
 Exhibit (e)(4)(v)   Agreement, dated as of August 1, 2000, between Sensormatic
                     Electronics Corporation and Thomas Cashman.
 Exhibit (e)(4)(vi)  Employment Agreement, dated as of October 29, 1997, between Sensormatic Electronics Corporation and Kenneth W.
                     Chmiel, Senior Vice President-Supply Chain Operations.
 Exhibit (e)(4)(vii) Agreement, dated as of September 1, 1998, between
                     Sensormatic Electronics Corporation and Kenneth W. Chmiel,
                     Senior Vice President-Supply Chain Operations.

 Exhibit (e)(4)(viii)  Employment Agreement, dated as of November 26, 1997, between Sensormatic Electronics Corporation and Dennis
                       R. Constantine, Vice President and General Manager--
                       Electronic Article Surveillance Division of Sensormatic
                       Electronics Corporation.
 Exhibit (e)(4)(ix)    Agreement, dated as of April 16, 2001, between
                       Sensormatic Electronics Corporation and Dennis
                       Constantine.
 Exhibit (e)(4)(x)     Agreement, dated as of September 20, 1999, between
                       Sensormatic Electronics Corporation and Thomas Donahue.
 Exhibit (e)(4)(xi)    Employment Agreement, dated as of January 8, 1998,
                       between Sensormatic Electronics Corporation and Walter
                       A. Engdahl, Vice President--Corporate Counsel and
                       Secretary of Sensormatic Electronics Corporation.
 Exhibit (e)(4)(xii)   Agreement, dated as of September 1, 1998, between
                       Sensormatic Electronics Corporation and Walter A.
                       Engdahl.
 Exhibit (e)(4)(xiii)  Agreement, dated as of May 2, 2000, between Sensormatic
                       Electronics Corporation and Bruce Gant.
 Exhibit (e)(4)(xiv)   Employment Agreement, dated as of August 23, 1999,
                       between Sensormatic Electronics Corporation and Per-Olof
                       Loof, President and Chief Executive Officer of
                       Sensormatic Electronics Corporation.
 Exhibit (e)(4)(xv)    Agreement, dated as of August 23, 1999, between
                       Sensormatic Electronics Corporation and Per-Olof Loof
                       and amendment thereto dated July 31, 2001.
 Exhibit (e)(4)(xvi)   Agreement, dated as of July 2, 2001, between Sensormatic
                       Electronics Corporation and Thomas R. Metz.
 Exhibit (e)(4)(xvii)  Agreement, dated as of March 26, 2001, between
                       Sensormatic Electronics Corporation and Hein Onkenhout.
 Exhibit (e)(4)(xviii) Employment Agreement, dated as of September 14, 1998, between Sensormatic Electronics Corporation and John P.
                       Smith, Vice President and President of International
                       Retail.
 Exhibit (e)(4)(xix)   Agreement, dated as of September 14, 1998, between
                       Sensormatic Electronics Corporation and John P. Smith
                       and amendment thereto dated January 14, 1999.
 Exhibit (e)(4)(xx)    Employment Agreement, dated as of October 23, 2000,
                       between Sensormatic Electronics Corporation and Gregory
                       Thompson, Senior Vice President CFO of Sensormatic
                       Electronics Corporation.
 Exhibit (e)(4)(xxi)   Agreement, dated as of October 23, 2000, between
                       Sensormatic Electronics Corporation and Gregory
                       Thompson.
 Exhibit (e)(4)(xxii)  Supplemental Executive Retirement Plan Agreement for
                       Director Level Employees, dated as of January 1, 1999,
                       between Sensormatic Electronics Corporation and William
                       Bufe.
 Exhibit (e)(4)(xxiii) Form of Supplemental Executive Retirement Plan Agreement
                       for Vice President Level Employees and Officers as
                       executed between Sensormatic Electronics Corporation and
                       Theodore K. Bullock, Stephan G. Cannellos, Thomas
                       Cashman, Kenneth W. Chmiel, Dennis R. Constantine,
                       Thomas Donahue, Walter Engdahl, D. Bruce Gant, Per-Olof
                       Loof, John P. Smith and Gregory Thompson.

 Exhibit (e)(4)(xxiv)   Agreement, dated as of September 1, 1998, between
                        Sensormatic Electronics Corporation and Ronald G.
                        Assaf, Chairman of the Board of Sensormatic Electronics
                        Corporation, amending and superseding the Agreement,
                        dated as of December 23, 1988, between Sensormatic
                        Electronics Corporation and Mr. Assaf (incorporated
                        herein by reference to Exhibit 10(n) to Sensormatic
                        Electronic Corporation's Annual Report on Form 10-K
                        (File No. 001-10739) for the fiscal year ended June 30,
                        1998) and amendment thereto dated as of August 5, 1999
                        (incorporated by reference to Exhibit 10(o) to
                        Sensormatic Electronic Corporation's Annual Report on
                        Form 10-K (File No. 001-10739) for the fiscal year
                        ended June 30, 1999).
 Exhibit (e)(4)(xxv)    Agreement, dated as of August 9, 1996, between
                        Sensormatic Electronics Corporation and Ronald G.
                        Assaf, Chairman of the Board, and former President and
                        Chief Executive Officer of Sensormatic Electronics
                        Corporation (incorporated by reference to Exhibit 10(o)
                        to Form 10-K (File No. 001-10739) for the fiscal year
                        ended June 30, 1996) and amendment thereto dated as of
                        September 1, 1998 (incorporated herein by reference to
                        Exhibit 10(o) to Sensormatic Electronic Corporation's
                        Annual Report on Form 10-K (File No. 001-10739) for the
                        fiscal year ended June 30, 1998), and Extension
                        Agreement dated as of July 29, 2001.
 Exhibit (e)(4)(xxvi)   Agreement, dated as of September 1, 1998, between
                        Sensormatic Electronics Corporation and James E.
                        Lineberger, Chairman of the Executive Committee and a
                        director of Sensormatic Electronics Corporation,
                        amending and superseding the Agreement, dated as of
                        December 23, 1988, between Sensormatic Electronics
                        Corporation and Mr. Lineberger (incorporated herein by
                        reference to Exhibit 10(p) to Sensormatic Electronic
                        Corporation's Annual Report on Form 10-K (File No. 001-
                        10739) for the fiscal year ended June 30, 1998).
 Exhibit (e)(4)(xxvii)  Form of Agreement, dated as of September 1, 1998, between Sensormatic Electronics Corporation and each of
                        Thomas V. Buffett, Timothy P. Hartman and John T. Ray,
                        Jr., directors of Sensormatic Electronics Corporation,
                        amending and superseding the Agreements, dated as of
                        February 12, 1996, between Sensormatic Electronics
                        Corporation and such individuals (incorporated herein
                        by reference to Exhibit 10(q) to Sensormatic Electronic
                        Corporation's Annual Report on Form 10-K (File No. 001-
                        10739) for the fiscal year ended June 30, 1998) and
                        amendment thereto dated as of August 5, 1999
                        (incorporated by reference to Exhibit 10(r) to
                        Sensormatic Electronic Corporation's Annual Report on
                        Form 10-K (File No. 001-10739) for the fiscal year
                        ended June 30, 1999).
 Exhibit (e)(4)(xxviii) Form of Agreement, dated as of September 1, 1998, between Sensormatic Electronics Corporation and each of
                        Fred A. Breidenbach and J. Richard Munro, directors of
                        Sensormatic Electronics Corporation (incorporated
                        herein by reference to Exhibit 10(r) to Sensormatic
                        Electronic Corporation's Annual Report on Form 10-K
                        (File No. 001-10739) for the fiscal year ended June 30,
                        1998) and amendment thereto dated as of August 5, 1999
                        (incorporated by reference to Exhibit 10(s) to
                        Sensormatic Electronic Corporation's Annual Report on
                        Form 10-K (File No. 001-10739) for the fiscal year
                        ended June 30, 1999).
 Exhibit (e)(4)(xxix)   Supplemental Executive Retirement Plan for Vice
                        President Level Employees and Officers, as amended and
                        restated as of December 1, 1998 and Amendments dated
                        August 14, 2000 and October 24, 2000.
 Exhibit (e)(4)(xxx)    Supplemental Executive Retirement Plan for Director
                        Level Employees.
 Exhibit (e)(4)(xxxi)   2001 Long Term Incentive Plan Agreement.

 Exhibit (e)(4)(xxxii)   Amended 1989 Stock Incentive Plan and Form of
                         Agreement (incorporated herein by reference to Exhibit
                         10(c) to Sensormatic Electronic Corporation's Annual
                         Report on Form 10-K (File No. 001-10739) for the
                         fiscal year ended June 30, 1994).
 Exhibit (e)(4)(xxxiii)  1995 Stock Incentive Plan and Form of Agreement
                         (incorporated herein by reference to Exhibit 10(d) to
                         Sensormatic Electronic Corporation's Annual Report on
                         Form 10-K (File No. 001-10739) for the fiscal year
                         ended June 30, 1995).
 Exhibit (e)(4)(xxxiv)   Directors Stock Option Plan, as amended and restated
                         as of September 18, 1998 (incorporated herein by
                         reference to Exhibit 10(e) to Sensormatic Electronic
                         Corporation's Annual Report on Form 10-K/A (File No.
                         001-10739) for the fiscal year ended June 30, 1998).
 Exhibit (e)(4)(xxxv)    Stock Purchase Loan Plan and Form of Note
                         (incorporated herein by reference to Exhibit 10(f) to
                         Sensormatic Electronic Corporation's Annual Report on
                         Form 10-K (File No. 001-10739) for the fiscal year
                         ended June 30, 2000).
 Exhibit (e)(4)(xxxvi)   1999 Stock Incentive Plan and Form of Option and
                         Restricted Stock Agreements (incorporated herein by
                         reference to Exhibit 10(j) to Sensormatic Electronic
                         Corporation's Annual Report on Form 10-K (File No.
                         001-10739) for the fiscal year ended June 30, 1999).
 Exhibit (e)(4)(xxxvii)  2002 Long Term Incentive Plan Agreement.
 Exhibit (e)(4)(xxxviii) Excerpts from the minutes of the January 10, 1997 meeting of the Governance Committee and the minutes of
                         the January 10, 1997 meeting of the Stock Incentive
                         Plan Committee of Sensormatic Electronics Corporation.
 Exhibit (e)(4)(xxxix)   1999 Stock Incentive Plan, as amended through November
                         17, 2000, and Forms of Option.
 Exhibit (g)             None.

--------
*  Included in or with copies mailed to stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Sensormatic Electronics Corporation

                                              /s/ Gregory C. Thompson
                                          By: _________________________________
                                             Name: Gregory C. Thompson
                                             Title:Senior Vice President and
                                             Chief
                                          Financial Officer

Dated: August 23, 2001

                                                                         Annex A

                                                                   1585 Broadway
                                                              New York, NY 10036

                                                                tel 212 761 4000
[LOGO] MorganStanley

                                                                  August 3, 2001

Board of Directors
Sensormatic Electronics Corporation
951 Yamato Road
Boca Raton, FL 33431

Members of the Board:

   We understand that Sensormatic Electronics Corporation ("Sensormatic" or the "Company") and Tyco Acquisition Corp. XXIV (NV) ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, including a guarantee by Tyco International Ltd., the parent of Acquisition Sub (the "Buyer"), substantially in the form of the draft dated as of August 2, 2001 (such agreement, including such guarantee, the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of an exchange offer (the "Exchange Offer"), for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") for a certain number of common shares, par value $0.20 per share, of Buyer (the "Buyer Common Shares"), determined pursuant to a certain formula set forth in the Merger Agreement (the "Transaction Consideration") and subject to a termination right by Acquisition Sub if the weighted average sales prices of the Buyer Common Shares during a specified period is less than $46.25 and (ii) the subsequent merger (the "Merger") of the Company with and into Acquisition Sub. Pursuant to the Merger, each outstanding share of Common Stock, other than shares held in treasury or held by the Buyer or Acquisition Sub or as to which dissenters' rights have been perfected will be converted into the right to receive the Transaction Consideration. The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the Merger Agreement.

   You have asked for our opinion as to whether the Transaction Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company and the Buyer;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) reviewed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company and the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer and the Merger, with senior executives of the Company and the Buyer;

     (v) reviewed the pro forma impact of the Exchange Offer and the Merger on the Buyer's earnings per share and consolidated capitalization;

     (vi) reviewed the reported prices and trading activity for the Common Stock and the Buyer Common Shares;

     (vii) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (viii) compared the financial performance of the Buyer and the prices and trading activity of the Buyer Common Shares with that of certain other comparable publicly-traded companies and their securities;

     (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (x) participated in discussions and negotiations among representatives of the Company and the Buyer and their respective advisors;

     (xi) reviewed the Merger Agreement and certain related documents; and

     (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer and the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. As you know, we did not receive financial forecasts for the Buyer, and have with your consent relied on the publicly available estimates of certain equity research analysts who report on the Buyer. In addition, we have assumed that the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Exchange Offer and the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   In arriving at our opinion, we were not asked or authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets.

   We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the ordinary course of our trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or the Buyer. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory services for the Company and the Buyer.

   It is understood that this letter is for the information of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. Morgan Stanley notes that pursuant to the Merger Agreement, if Acquisition Sub gives notice of termination because the weighted average sales prices of the Buyer's Common Shares during the valuation period is below $46.25, the Company's Board of Directors may prevent such termination by agreeing to a fixed exchange ratio of 0.5189 Buyer Common Shares per share of Company Common Stock, and Morgan Stanley's opinion does not address the fairness of the consideration to be received in the Exchange Offer and the Merger under such circumstances. In addition, this opinion does not in any manner address the prices at which the Buyer Common Shares will trade at any time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders' meeting held in connection with the Merger or whether such shareholders should tender their shares of Common Stock in the Exchange Offer.

  Based on and subject to the foregoing, we are of the opinion on the date hereof that the Transaction Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                  Very truly yours,

                                  MORGAN STANLEY & CO. INCORPORATED

                                  By:  /s/ Paul R. Aaron
                                           Paul R. Aaron
                                           Managing Director

                                                                         Annex B

                             INFORMATION STATEMENT

                      SENSORMATIC ELECTRONICS CORPORATION
                                951 Yamato Road
                           Boca Raton, FL 33431-0700

--------------------------------------------------------------------------------

        INFORMATION STATEMENT PURSUANT TO SECTION 14F OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

--------------------------------------------------------------------------------

   This Information Statement is being furnished to the holders of the common stock, $.01 par value per share (the "Common Stock" or the "Shares"), of Sensormatic Electronics Corporation, a Delaware corporation (the "Company"), in connection with the possible designation by Tyco Acquisition Corp. XXIV (NV), a Nevada corporation ("Acquiror") and wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), of certain persons as directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of August 3, 2001 (the "Merger Agreement"), by and between the Company and Acquiror, including a guarantee of Tyco. Pursuant to the Merger Agreement (i) Acquiror will make an offer (the "Offer") to exchange a fraction of a Tyco common share, par value $0.20 per share, having a value of $24.00 (determined as described in the prospectus (the "Prospectus") contained in the registration statement on Form S-4 filed by Tyco with the Securities and Exchange Commission (the "Commission")) for all of the issued and outstanding shares of Common Stock, unless the Tyco average share price is (determined as described in the Prospectus) less than $46.25, in which case Tyco may terminate the Merger Agreement unless the Board of Directors of the Company (the "Board") agrees that the exchange ratio in the transaction will be fixed at 0.5189 Tyco shares for each Share (in which event holders of the Common Shares would receive a fraction of a Tyco common share valued at less than $24.00 per common share), and (ii) subsequent to the consummation of the Offer, the Company will be merged with and into Acquiror (the "Merger"), which will continue as the surviving corporation. As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Tyco. Acquiror commenced the Offer on August 23, 2001. The Offer is scheduled to expire at 6:00 p.m., New York City time, on Monday, October 1, 2001, unless it is extended by Acquiror in accordance with the terms and conditions of the Merger Agreement. This Information Statement is part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (as amended from time to time, the "Schedule 14D-9") of the Company. Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible designation by Tyco of a majority of seats on the Board.

   THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

   Pursuant to the Merger Agreement, after Acquiror has initially accepted Shares for payment, and from time to time thereafter, Acquiror has the right to have persons designated by it become directors of the Company (the "Acquiror Designees") so that the total number of such persons equals the number, rounded up to the next whole number, which is the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to Section 1.03 of the Merger Agreement) and (ii) the percentage that such number of Shares owned by Tyco and Acquiror (including Shares accepted for exchange) bears to the total number of Shares outstanding. The Company, upon request by Acquiror, has agreed to promptly take all actions necessary to cause such Acquiror Designees to be elected or appointed to the Board, including, without limitation, (a) increasing the size of the Board or
(b) securing the resignations of one or more existing directors (except that there must be no fewer than two directors who were directors of the Company prior to the consummation of the Offer ("Continuing Directors," which term includes any director designated to fill a vacancy by the remaining and departing Continuing Directors). Following the election or appointment of Acquiror Designees and prior to the time the Merger becomes effective (the "Effective Time"), any amendment or termination of the Merger Agreement that requires action by the Company, any extension of time for the performance of any of the obligations or other acts of Tyco or Acquiror under the Merger Agreement and any exercise or waiver of any of the provisions of the Merger Agreement providing rights or remedies to the Company, will require the affirmative vote of the Continuing Directors. If the Merger Agreement is terminated or if Acquiror does not accept Shares tendered for exchange, then Acquiror will not have any right to designate directors for election to the Board.

   The Offer, the Merger and the Merger Agreement are more fully described in the Prospectus enclosed herewith, which you are encouraged to read carefully in its entirety.

   The information contained in this Annex B concerning Acquiror and Tyco has been furnished to the Company by Acquiror and Tyco, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

   At the close of business on August 22, 2001, there were issued and outstanding 79,852,652 shares of Common Stock. Each of such shares of Common Stock is entitled to one vote. There was no other class of voting securities outstanding at that date.

              BOARD OF DIRECTORS, ACQUIROR DESIGNEES AND EXECUTIVE
                                    OFFICERS
Board of Directors

   The persons named below are the current members of the Board. The following sets forth as to each director, his or her age, principal occupation and business experience, the period during which he or she has served as a director, and the directorships currently held by such director in other corporations whose shares are publicly registered.

                                           First Year
                                             Became
                 Name                  Age  Director  Offices
-------------------------------------- --- ---------- --------------------------
Term Expiring in 2001:
  Thomas V. Buffett (b)(d)............  65    1992    Director
  James E. Lineberger(a)(c)(d)........  64    1968    Director
  John T. Ray, Jr. (c)................  63    1989    Director
Term Expiring in 2002:
  Ronald G. Assaf (a).................  66    1966    Director and Chairman
                                                      of the Board
  Fred A. Breidenbach (c).............  54    1998    Director
  Pauline Lo Alker (b)................  58    2000    Director
Term Expiring in 2003:
  Timothy P. Hartman (b)(d)...........  62    1995    Director
  Per-Olof Loof (a)                     50    1999    President, Chief Executive
                                                      Officer and Director
  J. Richard Munro (c)................  70    1997    Director

--------
(a) Member of the Executive Committee
(b) Member of the Audit Committee
(c) Member of the Governance Committee
(d) Member of the Finance Committee

   Pauline Lo Alker was appointed a director of the Company in June 2000. Ms. Alker currently serves as President, Chief Executive Officer and Chairman of the Board for Amplify.net, a privately-held company based in Fremont, California, that develops and markets broadband service management solutions for service providers and network equipment suppliers. Ms. Alker formed Amplify.net in 1998 after a seven-year tenure as President and Chief Executive Officer of Network Peripherals Inc. (NASDAQ: NPix), a high-technology company specializing in high performance workgroup networking solutions. Prior to joining Network Peripherals, Ms. Alker was founder, President and Chief Executive Officer of Counterpoint Computers, Inc., a multiprocessor UNIX systems workstation company and Vice President and General Manager of Convergent Technologies, Inc. From 1991 through 1995, Ms. Alker served on the Board for the Asian American Manufacturers Association and, at times during that period, she also served as its President and Chairman of the Board.

   Ronald G. Assaf, a founder of the Company, has been Chairman of the Board since October 1971 and served as President and Chief Executive Officer of the Company from 1974 to January 1986. In January 1988, Mr. Assaf was appointed Co-Chief Executive Officer and in July 1988 was reappointed to the positions of President and Chief Executive Officer. From October 1995, Mr. Assaf served as Chairman of the Board and Chief Executive Officer. In August 1996, Mr. Assaf retired as Chief Executive Officer of the Company. He continues to serve as Chairman of the Board. Mr. Assaf is also a director of Senvest Capital.

   Fred A. Breidenbach was appointed a director of the Company in June 1998. He was the President and Chief Operating Officer of Gulfstream Aerospace Corp. ("Gulfstream"), a manufacturer of business aircraft located in Savannah, Georgia, until July 1997. Prior to joining Gulfstream in April 1993, he spent 25 years with the Aircraft Engine and Aerospace Groups of General Electric Corporation ("GE"), where he last served as Vice President and General Manager of the Government Electronic Controls Division (now Lockheed

Martin) and was an officer of GE from 1989 until his departure in 1993. In November 1997 Mr. Breidenbach formed a consulting company, F.A. Breidenbach & Associates, LLC.

   Thomas V. Buffett, a director of the Company since 1992, is President of Clipper Investments, a private firm that invests in, and provides consulting services to, the alarm industry. He served as Chairman and Chief Executive Officer of Automated Security (Holdings) PLC, a United Kingdom-based international company specializing in electronic security, from 1974 through October 1994.

   Timothy P. Hartman has been a director of the Company since 1995. Mr. Hartman was Chairman of NationsBank of Texas until his retirement in June 1996, and also was a director and Vice Chairman of its parent corporation until he retired in 1994. Before joining the NationsBank organization in 1982, Mr. Hartman was the Chief Financial Officer of Baldwin-United Corporation, a diversified financial services company, with which he was associated from 1963 through 1981. Since April 2000, he has been a member of the Board of Directors of Infonet Services Corporation.

   James E. Lineberger held the office of Chairman of the Executive Committee of the Company from 1974 through 1996 and remains in that now non-executive position. From January 1988 to July 1988, Mr. Lineberger served as Co-Chief Executive Officer of the Company. He has been a partner of Lineberger & Co., LLC and its predecessors, private investment firms, since 1969. Additionally, Mr. Lineberger is a director of Wray-Tech Instruments, Inc.

   Per-Olof Loof became President and Chief Executive Officer of the Company in August 1999. From 1995 to June 1999, Mr. Loof was Senior Vice President of NCR's Financial Solutions Group, a supplier to the retail financial services industry. From 1994 to 1995, Mr. Loof was President and Chief Executive Officer of AT&T Istel Co., a Europe-based provider of integrated computing and communication services. From 1982 to 1994, Mr. Loof held a variety of management positions with Digital Equipment Corporation, including Vice President of Sales and Marketing for Europe and Vice President, Financial Services Enterprise for Europe.

   J. Richard Munro was appointed a director of the Company in May 1997. Mr. Munro served as the Co-Chairman of the Board and Co-Chief Executive Officer of Time Warner Inc., a global media company, for an interim period beginning in July 1989, and was Chairman of the Board and Chief Executive Officer of Time Inc. from September 1986 through July 1989. From October 1980 to September 1986, Mr. Munro served as President and Chief Executive Officer of Time Inc. Mr. Munro continued to serve as a director of Time Warner Inc. until 1997. Until recently, Mr. Munro served as a member of the Board of Directors of each of Kmart Corporation, Kellogg Company and Exxon Mobil Corporation.

   John T. Ray, Jr. served from June 1985 until his retirement in January 2000, as the Senior Vice President and General Manager of the United States Adhesives, Sealants and Coatings Division of H.B. Fuller Company ("Fuller"), expanded in 1994 to include Mexico and Canada and now known as North American ASC Group. Mr. Ray also served as the Chairman of the Board of Directors of EFTEC North America, L.L.C., and of Fiber Resin Corp., the subsidiaries of Fuller serving the automotive and aerospace industries, respectively. Mr. Ray became a director of the Company in 1989.

   None of the directors has any family relationship with any other director or with any executive officer of the Company.

Acquiror Designees

   Acquiror has informed the Company that it will choose the Acquiror Designees from the individuals listed below to serve on the Board and that each such person has consented to act as a director of the Company if so designated. It is expected that the Acquiror Designees may assume office following the initial acceptance of Shares for exchange by Acquiror of the specified minimum number of Shares pursuant to the Offer, which cannot be earlier than October 1, 2001. The information contained herein has been furnished to the Company by Acquiror, and the Company assumes no responsibility for the accuracy or completeness of such information. None of the Acquiror Designees currently is a director of, or holds any position with, the Company. Acquiror has informed the Company that, to the best of Acquiror's knowledge, no Acquiror Designee beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below.

   L. Dennis Kozlowski, age 54, has been Chairman of the Board of Directors, Chief Executive Officer and President of Tyco since July 1997. He was Chairman of the Board of Directors of Tyco International (US) Inc. ("Tyco (US)") from January 1993 to July 1997. He has been Chief Executive Officer of Tyco (US) since July 1992 and President of Tyco (US) since 1989. Mr. Kozlowski is also a director of Raytheon Company, U.S. Office Products Company and TyCom Ltd.

   Mark A. Belnick, age 54, has been Executive Vice President and Chief Corporate Counsel of Tyco since September 1998. Previously, he had been a senior partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison since 1987.

   Joshua M. Berman, age 63, was counsel to the law firm of Kramer Levin Naftalis & Frankel LLP from 1985 to 2000. He has been Vice President of Tyco since July 1997. Mr. Berman is a director of Tyco.

   Jerry R. Boggess, age 56, has been President of Tyco Fire and Security Services Group since August 1993 and Vice President of Tyco (US) since February 1996. He is a director of Acquiror.

   Irving Gutin, age 69, has been Senior Vice President of Tyco (US) for more than the past five years. He is a director of Acquiror.

   Jeffrey D. Mattfolk, age 39, has been Senior Vice President, Business Development since September 2000. From April 1999 to September 2000, he was Senior Vice President, Finance of Tyco (US). From 1997 to 1999 he served as Vice President, Mergers & Acquisitions of Tyco (US). From 1994 to 1997 he served in various positions in Tyco (US).

   M. Brian Moroze, age 58, has been General Counsel of Tyco (US) since 1994. He is a director of Acquiror.

   Michael Robinson, age 36, is the Senior Vice President and Corporate Treasurer of Tyco (US). He joined Tyco (US) in March 1998. From 1993 to 1998 he was an investment banker with Merrill Lynch & Co.

   Scott Stevenson, age 46, is Senior Vice President, Tax of Tyco (US). He joined Tyco (US) in February 1998. From 1988 to 1998 he was a partner with the public accounting firm of Coopers & Lybrand LLP.

   Mark H. Swartz, age 41, has been a director of Tyco since March 2001 and Executive Vice President and Chief Financial Officer of Tyco since July 1997. He has been Vice President and Chief Financial Officer of Tyco (US) since 1995. From 1993 to 1995 he was Tyco (US)'s Director of Mergers and Acquisitions. He has been a director and Vice President of Tycom Ltd. since March 2000.

Committees of the Company's Board; Meetings

   The Board has standing Executive, Audit, Governance and Finance Committees.

   Audit Committee. The Audit Committee reviews the proposed scope of audit and non-audit services and the fees proposed to be charged for such services, reviews the reports and receives comments and recommendations from the Company's internal audit function and the Company's independent auditors following completion of the annual audit and in connection with the preparation of interim quarterly financial statements, and reviews with such auditors, internal auditors and management the Company's accounting policies and the adequacy of the Company's internal accounting controls. The Audit Committee also deals with special matters relating to the Company's accounting practices and financial statements brought to its attention by the Company's internal auditors, management or the Company's independent auditors. The Audit Committee's functions are described in further detail in the amended Audit Committee Charter adopted by the Board on June 29, 2000, and set forth in Exhibit A to the Proxy Statement furnished to the stockholders in connection with the Annual Meeting of Stockholders held in November 2000. The members of the Audit Committee meet the independence and experience requirements of the New York Stock Exchange. The Audit Committee met nine times during the 2001 fiscal year.

   The Company is currently in the process of preparing financial statements for the year 2001, which are being audited by its independent accountants, PriceWaterhouseCoopers LLP. The Audit Committee Report with respect to the year 2001 will be available after the Audit Committee has completed its review of such audited financials.

   Executive Committee. The Executive Committee exercises the authority of the Board on such matters as are delegated to it by the Board from time to time and has authority to act on other matters in the absence of the Board. The Executive Committee met once during the 2001 fiscal year.

   Governance Committee. The Governance Committee addresses issues of corporate governance. The Governance Committee reviews the composition of the Board, evaluates its performance and considers the qualifications of prospective nominees to serve as directors, and also evaluates the performance of the Company's Chief Executive Officer. The Governance Committee also addresses executive compensation matters and administers the Company's stock-based incentive plans, including the Company's 1999 Stock Incentive Plan (the "1999 Plan"), and its predecessor plans with respect to options outstanding thereunder. The Governance Committee met four times during the 2001 fiscal year.

   Finance Committee. The Finance Committee, among other things, monitors the Company's short-term and long-term financial liquidity and evaluates the Company's capital capacity and financial structure and its adequacy to support expected growth. The Finance Committee met three times during the 2001 fiscal year.

   The Board held eight meetings during the 2001 fiscal year. No director of the Company during the last fiscal year attended fewer than 75% of the aggregate number of meetings of the Company's Board and of all committees of the Board on which he or she served.

Compensation of Directors

   The directors of the Company (other than Mr. Assaf and Mr. Loof) receive annual compensation for their services based on a $30,000 per fiscal year retainer and an additional $3,000 for each meeting of the Board (other than telephonic meetings) attended. Mr. Assaf through August 12, 2001, received cash compensation at a rate of $455,000 per year, and currently receives cash compensation at a rate of $200,000 per year, and certain benefits for all services to the Company in his capacities as consultant and director pursuant to a five-year consulting agreement that became effective August 12, 1996 and was extended as of August 12, 2001 for a term expiring upon the expiration of his term as a director of the Company in 2003 (or earlier if he ceases to be a director of the Company). Under the Company's Executive Salary Continuation Plan, Mr. Lineberger, who served as an officer of the Company until the end of calendar 1996, and Mr. Assaf, who retired from his position as Chief Executive Officer in August 1996, are receiving annual retirement benefits of $130,000 and $455,000, respectively.

   In addition, the directors of the Company participate in either the Directors Stock Option Plan (the "Directors Plan") or the 1999 Plan. The Directors Plan currently provides for annual, non-discretionary grants of ten-year options to purchase 10,000 shares of Common Stock (after an initial grant to new directors participating in the Directors Plan of an option to purchase 20,000 shares) at an exercise price per share equal to the fair market value of a share of Common Stock on the date of grant, and which are exercisable on a cumulative basis in three equal annual installments. Accordingly, in fiscal 2001, Messrs. Assaf, Breidenbach, Buffett, Hartman, Lineberger, Munro and Ray each received options to purchase 10,000 shares of Common Stock and Ms. Alker received an initial option to purchase 20,000 shares upon joining the Company as a director in June 2000. Mr. Loof participates in the 1999 Plan and, in fiscal 2001, received an option to purchase 100,000 shares of Common Stock.

   In 1989, the Company adopted a Board of Directors Retirement Plan for non-officer directors. In fiscal 1997, the directors decided to discontinue the Plan, although benefits for the existing participants who were members of the Board at that time will be paid in accordance with the terms of the plan. The plan provides for monthly payments over 15 years beginning upon the later of the attainment of age 60 or retirement from the Company, or upon the director's earlier death. Benefits under the plan are 50% vested after five years of service on the Board and are vested an additional 10% for each year of service thereafter. Benefits are payable to the director's designated beneficiary or estate in the event of death. If the director dies while in office and prior to attaining the age of 60, the director's vested interest would be deemed to be equal to that which would have accrued had he remained in office until attaining that age. Annual benefit levels have been fixed by the Board or a committee thereof at $40,000 for Mr. Buffett and $25,000 for each of Mr. Ray, Mr. Hartman and Mr. Lineberger.

   See also Item 3, "Interests of Certain Persons in the Transaction" and "Agreements Relating to Change in Control", of Schedule 14D-9.

                                   MANAGEMENT

Executive Officers

   The following table sets forth, as of August 23, 2001, certain information regarding the Company's executive officers. Officers are elected annually by the Board and serve at its discretion.

                                          Officer
   Name                               Age  Since  Position
   ----                               --- ------- --------
   William J. Bufe..................   47  2000   Corporate Vice President and
                                                  Controller

   Theodore K. Bullock..............   55  2000   Senior Vice President, Global
                                                  Services

   Stephan G. Cannellos.............   48  1999   Senior Vice President, Access
                                                  Control Division

   Thomas E. Cashman................   41  2000   Senior Vice President, Video
                                                  Systems Division

   Kenneth W. Chmiel................   57  1997   Executive Vice President,
                                                  Supply Chain Operations and
                                                  EAS

   Dennis R. Constantine............   60  1999   Executive Vice President,
                                                  Integrated Solutions Group

   Thomas F. Donahue................   51  1999   Corporate Vice President--
                                                  Treasury and Investor
                                                  Relations

   Walter A. Engdahl................   63  1992   Corporate Vice President,
                                                  General Counsel and Secretary

   David Bruce Gant.................   50  2000   Senior Vice President, Human
                                                  Resources

   Per-Olof Loof....................   50  1999   President and Chief Executive
                                                  Officer

   Thomas R. Metz...................   59  2001   Executive Vice President,
                                                  Americas

   Hein J. Onkenhout................   48  2001   Senior Vice President, New
                                                  Business

   John P. Smith....................   53  1999   Executive Vice President,
                                                  EMEA Asia/Pacific (EMEA)

   Gregory C. Thompson..............   45  1997   Senior Vice President and
                                                  Chief Financial Officer

   Business Experience

   William J. Bufe joined the Company in 1993 through the acquisition of Security Tag where he was the Chief Financial Officer. Mr. Bufe was appointed Corporate Vice President and Controller in November 2000. With Sensormatic, Mr. Bufe has served in various management positions, including Senior Director of Finance for the Americas. Mr. Bufe was in banking from 1978 to 1989, where he served as Controller and later as Chief Financial Officer of a publicly held financial institution. From 1975 to 1978, he was with KPMG Peat Marwick as an auditor. Mr. Bufe is a Florida CPA.

   Theodore K. Bullock joined the Company in July 2000 and was appointed to the newly created position of Senior Vice President of Global Service. Mr. Bullock comes to the Company from UNISYS Corporation's Global Network Services where he was Group Vice President and General Manager of Global Professional Services. Mr. Bullock began his career with UNISYS in 1969 when he joined Sperry Rand Corporation as a systems analyst and consultant. Over the next 15 years, he ascended through several management positions in the Sperry Univac Professional Services organization and subsequently was promoted to key management positions in Sperry's Maintenance Services organization. Mr. Bullock was named Vice President of Global Operations in 1994, and was given his professional Services responsibilities in 1998.

   Stephan G. Cannellos joined the Company in August 1998 as Vice President and General Manager of the Access Control Division. In October 1999, Mr. Cannellos was appointed Senior Vice President of the Access Control Division and SensorID Group. Prior to joining the Company, from August 1993 to August 1998, Mr. Cannellos was Vice President and General Manager of LASER Systems Group--General Scanning.

   Thomas E. Cashman returned to Sensormatic as Senior Vice President of Video Systems Division in August 2000. Mr. Cashman had originally joined the Company with the acquisition of Robot Research in 1993 where he served as President and COO. After the acquisition, he became Vice President and General Manager of the San Diego-based division. In 1998, Mr. Cashman left the Company to become Chief Executive Officer of Dedicated Microcomputers Group, Ltd., in Manchester, U.K.

   Kenneth W. Chmiel joined the Company in July 1997 as Senior Vice President of Supply Chain Operations and is responsible for managing product manufacturing and distribution. In May 1999, his role was expanded to include the EAS product division. In July 2001, Mr. Chmiel was appointed an Executive Vice President. Prior to joining the Company, Mr. Chmiel served as Executive Vice President and Chief Operating Officer of Amerail/Morrison Knudsen Corporation's Transit Systems Group from 1993, and as Executive Vice President of the Manufacturing Group from 1990. From 1973 to 1989, Mr. Chmiel held a number of different management positions with AlliedSignal.

   Dennis R. Constantine joined the Company in April 1997 as Vice President and General Manager of the EAS Product Company. In May 1999, Mr. Constantine was appointed Senior Vice President--Operations and, in July, 2001, Executive Vice President, Integrated Solutions Group. Prior to joining the Company, Mr. Constantine was with Recognition International Inc. for seven years where he progressed from Division President, Systems Division to Division President, OEM and Technology Division. Recognition International Inc., which merged with Banctec Corporation, is an international provider of document processing hardware, software and services.

   Thomas F. Donahue joined the Company in September 1999 as Corporate Vice President and Treasurer. From December 1997 to August 1999, Mr. Donahue was Vice President and Treasurer of Citibank Universal Card Services Corporation, a $17 billion asset credit card company. From January 1990 to November 1997, Mr. Donahue held various financial management positions, most recently as Assistant Treasurer, with AT&T Universal Card Services.

   Walter A. Engdahl was appointed Corporate Vice President--Corporate Counsel of the Company in February 1992 and became Secretary of the Company in 1993 and General Counsel in 1999. He is a member of the Bars of both Florida and New York.

   David Bruce Gant joined the Company in May 2000 as Senior Vice President, Human Resources. From 1998 to the date he joined the Company, Mr. Gant was Corporate Vice President of Human Resources for American Power Conversion Company, a $1.3 billion electronics company producing uninterrupted power supplies, surge protection devices and related software. Prior to working with American Power Conversion Company, Mr. Gant spent twenty years with Hewlett-Packard Company in a variety of increasingly responsible positions within the Human Resources organization.

   See Board of Directors biographical information above for biographical information regarding Mr. Loof.

   Thomas R. Metz joined the Company as a consultant in April 2001 and in July 2001 was appointed Executive Vice President of its Americas business unit. Prior to joining the Company, Mr. Metz held several executive management positions, including senior partner at the Mitchell Madison Group, a top tier global management consulting firm that has since been acquired by marchFIRST. Prior to joining the Mitchell Madison Group, Mr. Metz was a Divisional Vice president with EDS.

   Hein J. Onkenhout joined the Company in March 2001 as Senior Vice President of Integrated Solutions and Design Services. In July 2001 Mr. Onkenhout assumed the position of Senior Vice President of New Business. Prior to joining the Company, Mr. Onkenhout was president and Chief Executive Officer of The Chinet Company, a division of Finland-based packaging company Huhtamaki Van Leer. Before assuming his responsibilities at The Chinet Company, Mr. Onkenhout ran several of Van Leer's businesses in Germany.

   John P. Smith joined the Company in September 1998 as Vice President, International Retail Operations. In January 1999, he was appointed Senior Vice President and President of Europe Operations. In December 1999, Mr. Smith was appointed Executive Vice President of EMEA. Prior to joining the Company, Mr. Smith was Managing Director, Chubb Electronic Security U.K. Ltd., which is a division of Williams plc, a global security company. Before joining Chubb Electronic Security U.K. Ltd., Mr. Smith was Chief Operating Officer for Automated Security Holdings (ASH) plc U.K.

   Gregory C. Thompson joined the Company as Vice President and Controller in 1997. In August 2000, Mr. Thompson was appointed to the position of Acting Chief Financial Officer and, in October 2000, to the position of Senior Vice President and Chief Financial Officer. From 1990 to 1997, Mr. Thompson was with Wang Laboratories where he progressed from Assistant Controller to Vice President and Corporate Controller. Wang Laboratories, a high-technology company, specializing in software and services, was acquired, in June 1999, by Getronics N.V., a company headquartered in the Netherlands focusing on computer-related services. From 1984 to 1990, Mr. Thompson was with Price Waterhouse. From 1977 to 1984, Mr. Thompson was with Coopers & Lybrand.

   None of the above executive officers has any family relationship with any other director or executive officer of the Company.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

   The following table sets forth information as to the Common Stock of the Company beneficially owned as of August 23, 2001 by each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director, each person named in the Summary Compensation Table under Executive Compensation and by all directors and executive officers as a group:

                                              Amount and Nature of
                                                   Beneficial       Percent of
           Name of Beneficial Owner                Ownership       Common Stock
           ------------------------           -------------------- ------------
   5% Beneficial Owner:
   Merrill Lynch Investment Managers (NJ)...       4,965,000           6.53%
    301 Tresser Boulevard
    Stamford, CT 06901
   Officers and Directors:
   Pauline Lo Alker.........................           6,667(1)           *
   Ronald G. Assaf..........................         697,433(2)           *
   Fred A. Breidenbach......................          34,500(3)           *
   Thomas V. Buffett........................          19,450(4)           *
   Theodore R. Bullock......................          25,598(5)           *
   Kenneth W. Chmiel........................          58,221(6)           *
   Dennis R. Constantine....................          95,948(7)           *
   Timothy P. Hartman.......................          52,500(8)           *
   Jerry T. Kendall.........................          89,847(9)           *
   James E. Lineberger......................         834,117(10)       1.04%
   Per-Olof Loof............................         323,669(11)          *
   J. Richard Munro.........................          32,500(12)          *
   John T. Ray, Jr..........................          71,000(13)          *
   John P. Smith............................          98,862(14)          *
   All directors and executive officers as a
    group...................................       2,733,743(15)       3.36%

--------
  * Less than 1%.
 (1) Includes 6,667 shares issuable upon exercise of options.
 (2) Includes 407,000 shares issuable upon exercise of options. Also includes 49,247 shares held for Mr. Assaf's account under the Employee Stock Ownership Plan (the "ESOP") at June 30, 2001, over which Mr. Assaf has sole voting power, and 135,000 shares held by the RGA Trust for the benefit of Mr. Assaf's children. Does not include 22,104 shares held by Mrs. Assaf, and 6,000 shares and 775,000 shares issuable upon exercise of options held by trusts for the benefit of Mr. Assaf's children, as to all of which Mr. Assaf disclaims beneficial ownership.
 (3) Includes 22,500 shares issuable upon exercise of options.
 (4) Includes 17,500 shares issuable upon exercise of options
 (5) Includes 16,667 shares issuable upon exercise of options.
 (6) Includes 50,001 shares issuable upon exercise of options.
 (7) Includes 85,001 shares issuable upon exercise of options.
 (8) Includes 42,500 shares issuable upon exercise of options.
 (9) Includes 73,334 shares issuable upon exercise of options. Also includes 371 shares held for Mr. Kendall's account under the ESOP at June 30, 2001, over which Mr. Kendall has sole voting power.
(10) Includes 162,500 shares issuable upon exercise of options.
(11) Includes 283,334 shares issuable upon exercise of options.
(12) Includes 27,500 shares issuable upon exercise of options.
(13) Includes 60,000 shares issuable upon exercise of options.
(14) Includes 90,001 shares issuable upon exercise of options.

(15) Includes 1,572,980 shares issuable upon exercise of options and 51,547 shares held for certain directors and executive officers under the ESOP at June 30, 2001, over which the respective directors and executive officers exercise sole voting power.

   For the purpose of the foregoing table, each of the directors and executive officers is deemed to be the beneficial owner of shares which may be acquired by him or her within 60 days after August 23, 2001 through the exercise of options, if any, and such shares are deemed to be outstanding for the purpose of computing the percentage of the Company's Common Stock beneficially owned by him or her and by the directors and executive officers as a group. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage of the Company's Common Stock beneficially owned by any other person.

   Each of the persons named in the above table as beneficially owning the shares set forth opposite his or her name has sole voting power (as to outstanding shares) and sole investment power over such shares, except as otherwise indicated.

                             EXECUTIVE COMPENSATION

Report of the Governance Committee

   The Governance Committee of the Board develops and implements the Company's compensation policies and administers the Company's stock-based incentive and compensation plans. It has responsibility for, among other things, reviewing and determining the cash and other compensation of the Company's executive officers and reviewing proposed changes to the Company's benefit plans, including the 1999 Plan and retirement plans. The Governance Committee grants awards under the 1999 Plan to the Company's executive officers (and participating directors, if any), including long-term stock-based and cash incentive compensation under the Company's Long-Term Incentive Plans (each an "LTIP" and collectively, the "LTIPs"). The Governance Committee has delegated to the Chief Executive Officer of the Company its authority to grant options to employees in certain circumstances.

   The Governance Committee receives from the Company's Chief Executive Officer recommendations with respect to compensation of the Company's other executive officers and meets with him to evaluate such executives' performance and, at times, to discuss the bases for his recommendations. In addition, the Committee reviews national compensation data for companies with revenues comparable to those of the Company, with an emphasis on high-tech and high-tech manufacturing companies, generated by independent consulting firms specializing in compensation and benefits. The Committee met without the Chief Executive Officer to evaluate his performance in fiscal 2001 and to determine the compensation of all executive officers.

   The members of the Governance Committee provide the following report.

  Compensation Policy

   The Company's executive compensation programs are designed to attract and retain qualified leaders and motivate them to achieve the Company's short and long-term business objectives. The Company believes that the key to achieving such goals is to provide total cash and stock-based compensation that is competitive with the compensation packages provided by comparable companies and of which a high proportion is "at risk" for performance, in the form of annual incentive bonuses and long-term stock-based and cash incentives.

  Fiscal 2001 Performance

   The Company's overall performance in fiscal 2001 was encouraging, particularly in light of the softening global economy and its impact on the Company's customers, especially in the retail sector. Revenues for the year were $1.097 billion. More noteworthy are the Company's year-end cash balance of $269 million, up 20% from the prior year, and the fact that fiscal 2001 was the third consecutive year in which the Company had nearly $100 million in free cash flow.

   The Company secured new business from major retailers in fiscal 2001, including Kroger, Staples, J. Crew, Coles Meyer, Ross Stores, Galeries Lafayette, Vitamin Shoppe, Mercator and David Jones. European operations continued to improve, with revenue growth of 9% in constant currency. The Company invested more than $37 million in research and development in fiscal 2001, up 22% from fiscal 2000, and introduced more than 60 new products. Based on these results in an otherwise challenging economic environment, and on the Company's continuing commitment to the further development and acquisition of new products and technologies, the Company believes that it has built a solid foundation for sustained future growth.

 Base Salary

   Base compensation for executive officers reflects the individual's responsibilities, experience and performance in the position. The Governance Committee relies on information from a variety of sources to determine competitive cash compensation ranges, including executive compensation surveys conducted by employee benefit consulting firms. In general, it is the Company's philosophy to establish compensation, including base salaries, bonus targets and long-term incentives, for its executive officers with reference to the mid-points of these compensation ranges.

   Base salaries generally are modified annually as warranted by the performance of the Company or the applicable department or business unit, or by the performance of the executive officer or changes in his responsibilities. Mr. Loof's base salary rate in fiscal 2001 increased about 8% over his base salary for 2000. The base salaries rates of the Company's other executive officers for 2001 were generally about 10% higher than those in fiscal 2000, reflecting both their performance and competitive salary ranges. Most executive officer salary rates, including that of Mr. Loof, became effective September 25, 2000.

  Bonuses

   The annual cash bonus component of an executive officer's compensation in fiscal 2001 depended upon both individual and Company performance, and, if the executive officer had responsibility for a particular department or business unit, the performance of that department or business unit. Generally, bonuses are intended to create incentives to improve the financial performance of an officer's department or business unit, and, in fiscal 2001, focused on the performance of such business units, including net income, cash flow and total revenues. The bonuses for the Company's executive officers with broad corporate responsibilities, such as the Chief Executive Officer and the Chief Financial Officer, are based largely on the financial performance of the Company overall, but also on each such officer's efforts to implement the Company's major initiatives and their success in so doing. The Company believes that an executive officer's responsibility for the success of his business unit and of the Company increases as his duties expand. Accordingly, a larger proportion of a more senior executive officer's compensation generally will be variable, performance-based incentive compensation, compared to that of other executive officers. Bonuses awarded to Mr. Loof and the Company's other executive officers in respect of fiscal 2001 reflect the achievement of substantial financial and other goals, although not at the levels recorded for fiscal 2000.

  Long-Term Incentives and Stock Ownership

   The Company believes that stock options are a very important component of executive compensation because they encourage an executive to remain in the Company's employ and link long-term rewards to stock price appreciation. The Governance Committee recognizes that such long-term incentives will motivate executives to balance pressures to manage for the short-term with the steps necessary to assure the Company's future vitality. Under the Company's regular stock option incentive program, options are granted periodically, generally on an annual basis, to executives.

   Awards granted under LTIPs are designed to serve as longer-term incentives than yearly option grants under the 1999 Plan and may be made on an annual basis, creating overlapping three year LTIP cycles. Awards granted early in fiscal 2001 and at the start of fiscal 2002 under the current LTIP have both a cash component, which is payable only if the price of the Company's stock increases by determined amounts over the three-year cycles of such plans, and a restricted stock component, which has a six year vesting schedule, with earlier vesting after the three-year cycles if such stock value goals are achieved. Upon consummation of the Offer, all such LTIP awards will vest in full.

   The Company has consulted a leading compensation and benefits consultant to assist in the establishment of guidelines, based on the practices of other comparable companies, to determine the size of a grant to an executive officer under either the regular stock option incentive program or the LTIPs. In addition to such recommendations, the Governance Committee considers the number of shares (and amount of additional cash compensation, if a component of an LTIP) that would be thought to be a meaningful incentive for long-term performance, given the participant's position, responsibilities, level of cash and stock-based incentive compensation, and expected contributions.

  Internal Revenue Code Section 162(m)

   Section 162(m) of the Internal Revenue Code limits the deductibility of executive compensation in excess of $1,000,000 per year. However, this limitation does not apply to performance-based compensation, provided certain conditions are satisfied. The Company's policy is generally to preserve the federal income tax deductibility of compensation paid to its executives. Accordingly, to the extent feasible, the Company has taken action to preserve the deductibility of certain stock-based incentive awards to its executive officers. However, notwithstanding the Company's general policy, the Governance Committee retains the authority to authorize compensation that may not be deductible if it believes that it is in the interest of the Company to do so. Other elements of compensation, including perquisites and cash and other bonuses, even those based on performance, may also cause a covered executive officer's income to exceed deductible limits.

  Additional Factors Relating to CEO's Compensation

   The Committee measured Mr. Loof's performance in fiscal 2001 by the standards described above and with consideration of his activities and accomplishments in promoting the long-term growth of the Company. In particular, Mr. Loof has had responsibility for improving the Company's results of operations generally and, among other things, carrying out the Company's initiatives to obtain major new accounts, reduce costs, develop new products and deliver services that fully meet customers' needs and to integrate and improve the profitability of the Company's European operations.

                              Governance Committee
                           John T. Ray, Jr., Chairman
                              Fred A. Breidenbach
                              James E. Lineberger
                                J. Richard Munro

Governance Committee Interlocks and Insider Participation

   The Company established a Stock Purchase Loan Plan (the "Loan Plan") in 1979 under which officers, directors and certain designated key employees may borrow an amount equal to the purchase price of shares of the Company's Common Stock purchased upon exercise of their respective stock options ("Option Shares") and an amount approximating the amount of income tax liability resulting from the exercise of such options. Under the Loan Plan, loans generally bear interest at the rate of 4% per annum, payable annually. Loans are required to be secured and to comply with Federal Reserve margin requirements, to the extent applicable. The loans generally are due within five years after the date of the loan, upon cessation of employment or upon the sale of the Option Shares, whichever occurs first. (Information regarding loans to directors and executive officers under the Loan Plan is set forth below under "Stock Purchase Loan Plan.")

                           Summary Compensation Table

   The following table shows compensation for services rendered in all capacities to the Company and its subsidiaries during fiscal 2001, 2000 and 1999 by the Chief Executive Officer of the Company and by the next five highest-paid executive officers of the Company.

                                                                 Long-Term
                                                                Compensation
                                   Annual Compensation             Awards
                               ----------------------------  ------------------
                                                             Restricted
                                               Other Annual    Stock             All Other
   Name and Principal          Salary   Bonus  Compensation    Awards   Options Compensation
        Position          Year   ($)     ($)       ($)         ($)(1)   (#)(2)      ($)
------------------------  ---- ------- ------- ------------  ---------- ------- ------------
Per-Olof Loof...........  2001 524,232 312,478   808,595(3)      --     100,000    5,440(5)
 President and            2000 409,791 685,080   707,841(4)      --     375,000      --
 Chief Executive Officer  1999     --      --        --          --         --       --
Theodore K. Bullock.....  2001 277,116 115,033    75,000(6)      --      50,000      --
 Senior Vice President,   2000     --      --        --          --         --       --
 Global Services          1999     --      --        --          --         --       --
John P. Smith...........  2001 255,607 127,879       --          --      50,000      --
 Executive Vice
 President of             2000 247,942 225,000       --          --      25,000      --
 Europe, Middle East,
 Africa                   1999 162,555 110,000       --          --      60,000      --
 and Asia Pacific (EMEA)
Kenneth W. Chmiel.......  2001 264,232 125,739       --          --      40,000    5,440(5)
 Senior Vice President
 of                       2000 232.092 195,000       --          --      30,000    6,800(5)
 Supply Chain Operations
 and                      1999 216,242  65,000       --          --      25,000    4,763(5)
 EAS
Jerry T. Kendall........  2001 279,233  67,268       --          --      55,000    5,440(5)
 Executive Vice
 President of             2000 245,313 200,000       --          --      45,000    6,800(5)
 the Americas(7)          1999 226,300 100,000       --          --      35,000    5,606(5)
Dennis R. Constantine...  2001 244,905  99,889       --        2,936     55,000    5,440(5)
 Executive Vice
 President,               2000 208,482 160,000       --          --      50,000    3,785(5)
 Integrated Solutions
 Group                    1999 190,964  70,000       --          --      35,000    5,120(5)

--------
(1) See "Long-Term Incentive Plans--Awards in Last Fiscal Year"
(2) See footnote 1 to the table "Option Grants in Last Fiscal Year" for summary terms of options granted.
(3) Includes $250,000 loan forgiveness in connection with purchase of a home in Boca Raton, Florida area, $213,337 tax equalization payment, $147,109 housing allowance, and other personal benefits of $198,258.
(4) Includes $250,000 loan forgiveness in connection with the purchase of a home in the Boca Raton, Florida area, $77,373 tax equalization payment, $346,492 of relocation fees, and other personal benefits of $33,976.
(5) Includes contributions made by the Company under its SensorSave Plan ("SSP"), a qualified defined contribution plan under the Internal Revenue Code, to or for the benefit of eligible employees, including the eligible named executive officers. Under the SSP, the Company makes both annual contributions as determined by the Board and, pursuant to the portion of the SSP that is a 401(k) plan, contributions matching a proportion of participating employees' voluntary contributions. In fiscal 2001, the Company contributed $5,440 to the accounts of each of Messrs. Loof, Chmiel, Kendall and Constantine, respectively.
(6) Represents a bonus paid in connection with the commencement of Mr. Bullock's employment on July 3, 2000.
(7) Mr. Kendall resigned as an officer of the Company effective as of April 18, 2001.

   The Company also has an employment agreement with Mr. Loof, pursuant to which Mr. Loof currently receives a base salary of $535,000 per annum and receives bonus compensation targeted at not less than approximately 65% of his annual base salary each fiscal year. Currently his bonus compensation is targeted at 80% of such annual base salary. In addition, pursuant to the agreement, the Company loaned Mr. Loof $1,000,000, interest free, in connection with his purchase of a home in the Boca Raton, Florida, area, which loan will be forgiven at the rate of 25% per year provided that Mr. Loof continues to be employed by the

Company. The agreement also provides for Mr. Loof's participation in the Company's benefit plans for executives and provides for an accelerated vesting schedule of benefits under the Supplemental Executive Retirement Plan for Vice President Level Employees and Officers, a non-qualified defined benefit plan (the "SERP"), i.e., benefits vest 50% at the end of three years, 75% at the end of four years, and 100% at the end of five years (with no reduction for less than 10 years of benefit service). If his employment terminates under certain circumstances, Mr. Loof is entitled to severance (including the loan forgiveness) for the balance of the initial four-year term of the employment agreement or for 24 months following such termination, whichever period is longer.

   The Company also has employment agreements with each of Messrs. Bullock, Chmiel, Constantine, Kendall and Smith. Under each such agreement, if the employee's employment is terminated under certain circumstances, then such terminated employee would receive severance in the form of payment of base salary for a period of 18 months following such termination (unless the employee procures full time employment, in which case the base salary shall be paid for a shortened period). In addition, the agreements provide for a period after termination within which to exercise vested stock options, and the continuation of participation in medical coverage and other benefits in accordance with applicable group plans and programs of the Company. The employment agreements with Messrs. Loof, Bullock, Smith, Chmiel, Kendall and Constantine also provide for each of them to disclose and assign to the Company certain discoveries, to maintain in confidence confidential information of the Company and prohibit certain competitive activities for limited periods.

   See Item 3, "Agreements Relating to Change in Control", of Schedule 14D-9 for information relating to benefits, including severance arrangements in the case of termination of employment, of officers and directors of the Company in the event of a change in control.

                       Option Grants in Last Fiscal Year

   The following table provides certain information with respect to options granted to each person named in the Summary Compensation Table during fiscal 2001. In addition, in accordance with Commission rules, there are shown hypothetical gains that would exist for the options granted, based on assumed rates of annual compound stock price appreciation of 5% and 10% from the date the options were granted over the full option term. The named executive officers will realize no gain on these options unless the price of the Common Stock increases above the exercise price for such options, which will benefit all stockholders proportionately. No stock appreciation rights have been awarded by the Company.

                               Individual Grants

                                     Percent of                     Potential Realizable Value at
                                       Total                        Assumed Annual Rates of Stock
                                      Options                          Price Appreciation for
                                     Granted to                            Option Term (2)
                                     Employees                      -----------------------------
                           Options       in
                          Granted in   Fiscal   Exercise
                            Fiscal      Year     Price   Expiration
Name                       Year (1)     (%)       ($)       Date       5% ($)         10% ($)
----                      ---------- ---------- -------- ---------- -----------------------------
Per-Olof Loof...........    100,000      4.08   $17.375  10/23/2010    $1,072,343      $2,736,706
Theodore K. Bullock.....     50,000      2.04     15.84   07/1/2010       496,930       1,260,516
Kenneth W. Chmiel.......     40,000      1.63    17.375  10/23/2010       428,937       1,094,682
Dennis R. Constantine...     35,000      1.43    17.375  10/23/2010       375,320         957,847
                             20,000      0.82    15.005  05/10/2011       175,537         457,273
Jerry T. Kendall........     55,000      2.25    17.375  11/30/2002        90,372         192,363
John P. Smith...........     50,000      2.04    17.375  10/23/2010       536,172       1,368,353
All executive officers..    620,600     25.34     17.23                 6,724,700      17,041,800
All optionees
 (participants) (3).....  2,449,090    100.00     17.72                27,292,700      69,165,000
All Stockholders'
 Potential Realizable
 Value at Assumed Growth
 Rates (4)..............                                              917,171,665   2,324,293,075

--------
(1) All options granted during the period were non-qualified options granted pursuant to the 1999 Plan at fair market value on the date of grant. Options granted to the named executives and other officers of the Company have terms of ten years; options granted to other employees of the Company have terms of five years. Options granted under the 1999 Plan and predecessor Stock Incentive Plans, generally become exercisable on a cumulative basis in three equal annual installments, commencing on the first anniversary of the date of grant.
(2) The potential realizable value of these options is based solely on an assumed annual rate of stock price appreciation over the exercise price thereof. It does not take into account the fact that current Common Stock prices may be significantly below such base prices, nor does it take into account any taxes or other expenses that might become payable as a result of exercise. The Company expresses no opinion and makes no representation that this or any other level of appreciation will, in fact, be realized.
(3) Calculated based on the weighted average exercise price of all options granted during fiscal 2001 ($17.72) and assuming all options have a term of ten years.
(4) Calculated based on the weighted average exercise price of all options granted during fiscal 2001 ($17.72), and assuming stock price appreciation at the indicated rates over ten years, the same period used to calculate the individuals' potential realizable value.

    Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

   The following table sets forth as to each person named in the Summary Compensation Table the specified information with respect to their option exercises during fiscal 2001 and the status of their options at June 30, 2001.

                                                                        Value of Unexercised
                         Number of            Number of Unexercised   in-the-Money (2) Options
                          Shares            Options at Fiscal Year--   at Fiscal Year--End ($)
                         Acquired   Value              End                       (3)
                            on     Realized ------------------------- -------------------------
          Name           Exercise  ($) (1)  Exercisable Unexercisable Exercisable Unexercisable
          ----           --------- -------- ----------- ------------- ----------- -------------
Per-Olof Loof...........     -0-       -0-    125,000      350,000      550,775     1,101,550
Theodore K. Bullock.....     -0-       -0-        -0-       50,000          -0-        57,815
Kenneth W. Chmiel.......  50,000   437,500     26,667       68,333      211,150       173,070
Dennis R. Constantine...  50,000   281,060     48,334       91,666      313,444       252,864
Jerry T. Kendall........  98,333   597,515     40,000      134,277          -0-       251,306
John P. Smith...........     -0-       -0-     48,334       86,666      467,501       289,999

--------
(1) The "value realized" represents the difference between the exercise price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without considering any taxes which may become payable in respect of the sale of any such shares.
(2) "In-the-money" options are options whose exercise price was less than the market price of a share of Common Stock at June 30, 2001.
(3) Based on a stock price of $17.00 per share, which was the closing price of a share of Common Stock reported on the New York Stock Exchange on June 30, 2001.

              Long-Term Incentive Plans-Awards in Last Fiscal Year

   The following table sets forth information as to awards granted during fiscal 2001 under the fiscal 2001 LTIP and the fiscal 2002 LTIP to each executive officer named in the Summary Compensation Table:

                                                                                         Performance
                           Number of Shares,   Estimated Future Cash Payouts Under Plans  or Other
                         Units or Other Rights -----------------------------------------   Period
                                (#) (1)         Threshold ($) (2)   Target/Maximum ($)      Until
                         --------------------- ----------------------------------------- Maturation
                            2001                                                          or Payout
          Name              LTIP    2002 LTIP  2001 LTIP 2002 LTIP 2001 LTIP  2002 LTIP      (3)
          ----           ---------- ---------- ------------------------------ ---------- -----------
Per-Olof Loof...........     13,517     16,247    82,500    89,167    247,500    267,500   3 years
Theodore K. Bullock.....      3,755      4,176    22,917    22,917     68,750     68,750   3 years
Kenneth W. Chmiel.......      3,209      5,011    19,583    27,500     58,750     82,500   3 years
Dennis R. Constantine...      2,936      5,011    17,917    27,500     53,750     82,500   3 years
Jerry T. Kendall (4)....      4,096        -0-    25,000       -0-     75,000        -0-       --
John P. Smith...........      3,850      5,011    23,500    27,500     70,500     82,500   3 years

--------
(1) Shares of restricted Common Stock.
(2) One-third of target/maximum cash component accrues if price target after close of first fiscal year of three-year cycle is achieved.
(3) Performance is based upon achieving target price of Common Stock after the close of fiscal year 2003 for the 2001 LTIP and after the close of fiscal 2004 for the 2002 LTIP. Restricted stock vests after six years in any event.
(4) Mr. Kendall's participation in LTIP plans terminated upon his resignation as an officer of the Company, effective in April 2001.

   Awards granted on August 14, 2000 to establish the fiscal 2001 LTIP and on June 29, 2001 to establish the fiscal 2002 LTIP have both a cash component and a restricted stock component. With respect to each plan, the restricted shares vest, and the cash component becomes payable (to the extent accrued by meeting yearly Common Stock price targets), upon the price of the Company's Common Stock meeting the three year target under the plan, based upon the average price of the Common Stock during a two month period after the close of the third fiscal year of the three-year plan cycle. Restricted shares vest in any event after six years. Upon a change of control of the Company, all such LTIP awards will vest in full.

Pension Plan Table

   The following table sets forth the approximate annual benefits (before reductions described below) payable for the following pay classifications and years of service under the SERP as described below, when an executive retires at the normal retirement age (62).

            Remuneration                            Years of Service
         ------------------                 -------------------------------------------------------------
              Average
         Final Compensation                    5                                 10 or more
         ------------------                 --------                             ----------
             $  200,000                     $ 25,000                              $100,000
             $  250,000                     $ 31,250                              $125,000
             $  300,000                     $ 37,500                              $150,000
             $  350,000                     $ 43,750                              $175,000
             $  400,000                     $ 50,000                              $200,000
             $  500,000                     $ 62,000                              $250,000
             $  600,000                     $ 75,000                              $300,000
             $  700,000                     $ 87,500                              $350,000
             $  800,000                     $100,000                              $400,000
             $  900,000                     $112,500                              $450,000
             $1,000,000                     $125,000                              $500,000
             $1,200,000                     $150,000                              $600,000
             $1,400,000                     $175,000                              $700,000
             $1,600,000                     $200,000                              $800,000
             $1,800,000                     $225,000                              $900,000

   The years of credited service as of June 30, 2001 for the executive officers named on the Summary Compensation Table are as follows: Per-Olof Loof--1; Theodore K. Bullock--0; Jerry T. Kendall--10; Kenneth W. Chmiel--3; Dennis R. Constantine--4; and John P. Smith--2.

Computation of Benefits

   The Company's key executive officers generally participate in the Company's SERP, established in July 1998 and amended in August 2000 and October 2000. A participant under the SERP would receive an annual retirement benefit for 15 years generally equal, when fully vested and after 10 years of benefit service, including three years as a key executive, to 50% of the participant's final average compensation (i.e., base salary, bonus and/or commissions) for the three highest compensation years out of the final five years of employment, reduced by certain adjustments relating to the employer match contributions under the SSP and by 100% of the participant's annual Social Security benefits payable at the normal retirement age of 62. Such benefits vest pursuant to a 10-year vesting schedule, 30% at the end of three years and 10% per year thereafter, and are subject to proportionate reduction for less than 10 years of benefit service. With respect to Mr. Loof, benefits vest 50% at the end of three years, 75% at the end of four years, and 100% at the end of five years (with no reduction for less than 10 years of benefit service). Benefits are normally in the form of a 15-year certain annuity, commencing at the latter of the participant's attainment of age 62 or the participant's retirement. Under the SERP, benefits may also be in an optional form if approved by the Company, the amount of which would be the actuarial equivalent of said annuity. Benefits are also payable on death or disability, subject to certain additional rules. Upon a "non-approved" change in control of the Company, the participant's retirement benefit would become 100% vested and would not be subject to proportionate reduction based on years of benefit service.

                               Performance Graph

   The Commission requires the Company to present a line graph comparing cumulative, five-year stockholder returns on an indexed basis with the Standard & Poor's 500 Stock Index (the "S&P 500") (or another broad-based index) and either a nationally recognized industry standard or a group of peer companies selected by the Company. The Company has selected, for purposes of this performance comparison, four public companies (the "Self-Constructed Peer Group") believed to offer security products or services similar to those offered by the Company, and the provision of which products or services represents a significant portion of their respective businesses. A list of these companies follows the graph below. The graph assumes that $100 was invested on June 30, 1996, in each of the Common Stock, the S&P 500 and the Self-Constructed Peer Group (weighted on the basis of capitalization), and that all dividends were reinvested.

                 COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
                  AMONG SENSORMATIC ELECTRONICS CORPORATION,
                     THE S & P 500 INDEX AND A PEER GROUP
          SENSORMATIC ELECTRONICS
          CORPORATION                   S&P 500           PEER GROUP
6/96            100.00                    100.00            100.00
9/97             79.71                    134.70             97.02
9/98             86.67                    175.33             75.68
9/99             86.29                    215.22             72.53
6/00             97.90                    230.83             68.02
6/1/2001        105.25                    196.59             88.08

   The Self-Constructed Peer Group consists of the following companies:
Checkpoint Systems, Inc.; Diebold, Incorporated; Vicon Industries, Inc. and The Wackenhut Corporation. In its proxy statement for the 2000 Annual Meeting of the stockholders of the Company, the Company also included Burns International Services Corp. (formerly Borg-Warner Security Corp.) as a member of the Self-Constructed Peer Group. The Company has omitted Burns International Services Corp. from the Self-Constructed Peer Group since it merged into Securitas AB in September 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Stock Purchase Loan Plan

   Under the Company's Stock Purchase Loan Plan, established to facilitate the exercise of stock options, Mr. Assaf and Mr. Lineberger had loans outstanding from the Company during the fiscal year ended June 30, 2001. Mr. Assaf's loan was outstanding in the maximum amount of $2,185,000, including interest, during fiscal 2001 and is currently outstanding in the amount $185,000. Mr. Lineberger's loan was outstanding in the maximum amount of $1,853,000, including interest, during fiscal 2001 and is currently outstanding in that amount.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own beneficially more than ten percent of the Company's outstanding Common Stock to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other securities of the Company on Forms 3, 4 and 5, and to furnish the Company with copies of all such forms they file. Based on a review of copies of such reports, all of the Company's directors and officers timely filed all reports required with respect to fiscal 2001.